Exhibit (a)(1)(A)

Offer to Purchase

All Outstanding Shares of Common Stock

of

Einstein Noah Restaurant Group, Inc.

at

$20.25 Per Share, Net in Cash

by

Spruce Merger Sub Inc.,

An indirect wholly-owned subsidiary of

JAB Beech Inc.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, AT THE END OF TUESDAY, NOVEMBER 4, 2014, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED BY THE OFFERORS.

JAB Beech Inc., a Delaware corporation, (“Parent”) and Spruce Merger Sub Inc., a Delaware corporation and an indirect wholly-owned subsidiary of Parent (“Purchaser” and, together with Parent, the “Offerors”), are offering to purchase all outstanding shares of common stock, par value $0.001 per share (“Shares”), of Einstein Noah Restaurant Group, Inc., a Delaware corporation (the “Company”), at a price of $20.25 per Share, net to the seller in cash (less any required withholding taxes and without interest) (the “Offer Price”), upon the terms and subject to the conditions set forth in this Offer to Purchase (together with any amendments or supplements hereto, this “Offer to Purchase”) and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with this Offer to Purchase, the “Offer”). The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of September 29, 2014 (together with any amendments or supplements thereto, the “Merger Agreement”), among Parent, Purchaser and the Company, pursuant to which, after the completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into the Company pursuant to Section 251(h) of the Delaware General Corporation Law (the “DGCL”), with the Company continuing as the surviving corporation (the “Merger”). At the effective time of the Merger, each Share issued and outstanding immediately prior to such time (other than any (i) Shares owned by Parent, Purchaser or any other affiliate of Parent that is directly or indirectly wholly owned by the ultimate parent of Parent, (ii) Shares owned by the Company or any direct or indirect wholly-owned subsidiary of the Company and (iii) Shares held by the Company stockholders who properly demand and perfect dissenters’ rights under Delaware law) shall be converted into the right to receive an amount in cash equal to the Offer Price.

THE COMPANY BOARD UNANIMOUSLY RECOMMENDS THAT YOU TENDER ALL OF YOUR SHARES INTO THE OFFER.

After careful consideration, the Company’s board of directors (the “Company Board”) unanimously (a) determined and declared that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to, and in the best interests of the Company and its stockholders; (b) approved and declared advisable, the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, on the terms and subject to the conditions set forth in the Merger Agreement (such approval having been made in accordance with the DGCL); (c) elected that the Merger Agreement and the transactions contemplated thereby be expressly governed by Section 251(h) of the DGCL; (d) approved the Merger Agreement, the Offer, the Merger and the Support Agreement (although the Company is not a party to the Support Agreement) for purposes of and in accordance with Section 203 of the DGCL and the provisions of Article Ninth, Section A of the Company’s Restated Certificate of Incorporation; (e) recommended that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer; and (f) adopted certain other resolutions necessary and appropriate to effect such transactions. As soon as practicable following the consummation of the Offer and subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, Parent, Purchaser and the Company will cause the Merger to become effective without a meeting of the stockholders of the Company to adopt the Merger Agreement in accordance with Section 251(h) of the DGCL.

There is no financing condition to the Offer. The Offer is, however, subject to the satisfaction of the Minimum Tender Condition, the HSR Condition (each as defined in the Summary Term Sheet) and the other conditions described in Section 13—“Conditions to the Offer.” A summary of the principal terms of the Offer appears on pages 1 through 8 of this Offer to Purchase. You should read this entire document carefully before deciding whether to tender your Shares.

October 6, 2014

2

IMPORTANT

If you desire to tender all or any portion of your Shares to us pursuant to the Offer, you should either (a) if you are a stockholder of record, complete and sign the Letter of Transmittal, which is enclosed with this Offer to Purchase, in accordance with the instructions contained in the Letter of Transmittal, mail or deliver the Letter of Transmittal (or a manually executed facsimile thereof) and any other required documents to Computershare Trust Company, N.A. (the “Depositary”), and either deliver the certificates for your Shares to the Depositary along with the Letter of Transmittal (or a manually executed facsimile thereof) or tender your Shares by book-entry transfer by following the procedures described in Section 3—“Procedures for Tendering Shares” of this Offer to Purchase, in each case prior to the expiration time of the Offer, or (b) if you hold your shares through a broker, dealer, commercial bank, trust company or other nominee, request that your broker, dealer, commercial bank, trust company or other nominee effect the transaction for you. If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee you must contact that institution in order to tender your Shares to us pursuant to the Offer.

If you desire to tender your Shares to us pursuant to the Offer and the certificates representing your Shares are not immediately available, or you cannot comply in a timely manner with the procedures for tendering your Shares by book-entry transfer, or you cannot deliver all required documents to the Depositary prior to the expiration time of the Offer, you may tender your Shares to us pursuant to the Offer by following the procedures for guaranteed delivery described in Section 3—“Procedures for Tendering Shares” of this Offer to Purchase.

*    *    *

Questions and requests for assistance may be directed to Georgeson Inc. (the “Information Agent”) at its address and telephone number set forth on the back cover of this Offer to Purchase. Requests for additional copies of this Offer to Purchase, the Letter of Transmittal, the notice of guaranteed delivery (the “Notice of Guaranteed Delivery”) and other tender offer materials may be directed to the Information Agent. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

This Offer to Purchase and the related Letter of Transmittal contain important information, and both documents should be read carefully and in their entirety before any decision is made with respect to the Offer.

This transaction has not been approved or disapproved by the United States Securities and Exchange Commission (the “Commission”) or any state securities commission nor has the Commission or any state securities commission passed on the fairness or merits of such transaction or upon the accuracy or adequacy of the information contained in this Offer to Purchase or the Letter of Transmittal. Any representation to the contrary is unlawful.

TABLE OF CONTENTS

SUMMARY TERM SHEET		1

INTRODUCTION		8

THE OFFER		10

1.	Terms of the Offer	10
2.	Acceptance for Payment and Payment for Shares	12
3.	Procedures for Tendering Shares	12
4.	Withdrawal Rights	15
5.	Certain U.S. Federal Income Tax Consequences of the Offer and the Merger	16
6.	Price Range of Shares; Dividends	17
7.	Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration and Margin Regulations	18
8.	Certain Information Concerning the Company	20
9.	Certain Information Concerning the Filing Persons	22
10.	Background of the Offer; Contacts with the Company	23
11.	Purpose of the Offer and Plans for the Company; Summary of the Merger Agreement and Certain Other Agreements	26
12.	Source and Amount of Funds	44
13.	Conditions to the Offer	44
14.	Dividends and Distributions	46
15.	Certain Legal Matters	46
16.	Fees and Expenses	49
17.	Miscellaneous	50

SCHEDULE A INFORMATION CONCERNING MEMBERS OF THE BOARDS OF DIRECTORS AND THE EXECUTIVE OFFICERS OF PURCHASER AND PARENT		51

1.	Directorsand Executive Officers of Purchaser	51
2.	Directorsand Executive Officers of Parent	51
3.	Directorsand Executive Officers of Forest	52
4.	Directorsand Executive Officers of JAB Holdings	53
5.	Principals,Directors and Executive Officers of JAB Holding Company	53
6.	Directorsand Executive Officers of Agnaten	54

SUMMARY TERM SHEET

The Offerors are making an offer to purchase all outstanding Shares at a price of $20.25 per Share net to the seller in cash (less any applicable withholding taxes and without interest), as further described herein, upon the terms and subject to the conditions set forth in this Offer to Purchase and the accompanying Letter of Transmittal. The following are some questions you, as a stockholder of the Company, may have and answers to those questions. This summary term sheet highlights selected information from this Offer to Purchase, and may not contain all of the information that is important to you and is qualified in its entirety by the more detailed descriptions and explanations contained in this Offer to Purchase and the accompanying Letter of Transmittal. To better understand our Offer to you and for a complete description of the legal terms of the Offer, you should read this Offer to Purchase and the accompanying Letter of Transmittal carefully and in their entirety. Questions or requests for assistance may be directed to the Information Agent at its address and telephone numbers set forth on the back cover of this Offer to Purchase. Unless otherwise indicated in this Offer to Purchase or the context otherwise requires, all references in this Offer to Purchase to “we,” “our,” or “us” refer to the Offerors, Purchaser or Parent, as the context requires.

WHO IS OFFERING TO BUY MY SHARES OF THE COMPANY?

•	The Offerors are Parent and Purchaser. See Section 9.

•	Parent is a Delaware corporation. Its principal office is located at 2200 Pennsylvania Avenue, NW, Washington, DC 20037. Parent is a privately held member of JAB Holding Company and affiliated companies, a privately held group focused on long-term investments in companies with premium brands in the consumer goods category. JAB Holding Company’s portfolio includes a majority stake in Coty Inc., a global leader in beauty, a majority stake in Peet’s Coffee & Tea Inc., a premier specialty coffee and tea company, a majority stake in Caribou Coffee Company, a specialty retailer of high-quality premium coffee products, a majority stake in D.E Master Blenders 1753 N.V., an international coffee and tea company, and a minority stake in Reckitt Benckiser Group PLC, a global leader in health, hygiene and home products. JAB also owns luxury leather goods companies including Jimmy Choo, Bally and Belstaff. The assets of the group are overseen by its three senior partners, Peter Harf, Bart Becht and Olivier Goudet.

•	Purchaser is a recently formed Delaware corporation and an indirect wholly-owned subsidiary of Parent. Purchaser was organized in connection with the Offer and has not carried on any activities other than entering into the Merger Agreement, the Support Agreement and activities in connection with the Offer. See the Introduction and Section 9.

•	Parent has agreed pursuant to the Merger Agreement to cause Purchaser to, upon the terms and subject to the conditions in this Offer to Purchase and the accompanying Letter of Transmittal, accept and pay for Shares validly tendered and not withdrawn in the Offer.

HOW MANY SHARES OF THE COMPANY COMMON STOCK ARE YOU OFFERING TO PURCHASE?

•	We are making an offer to purchase all of the issued and outstanding Shares. See the Introduction and Section 1.

HOW MUCH ARE YOU OFFERING TO PAY FOR MY SHARES OF COMMON STOCK OF THE COMPANY AND WHAT IS THE FORM OF PAYMENT?

•	We are offering to pay $20.25 per Share, net to you in cash (less any applicable withholding taxes and without interest), upon the terms and subject to the conditions contained in this Offer to Purchase and in the accompanying Letter of Transmittal.

WILL I HAVE TO PAY ANY FEES OR COMMISSIONS IF I TENDER MY SHARES IN YOUR OFFER?

•	If you are the record owner of your Shares and you tender your Shares in the Offer, you will not have to pay any brokerage fees or similar expenses. If you own your Shares through a broker, dealer, commercial bank, trust company or other nominee and your broker, dealer, commercial bank, trust company or other nominee tenders your Shares on your behalf, your broker, dealer, commercial bank, trust company or other nominee may charge a fee for doing so. You should consult your broker, dealer, commercial bank, trust company or other nominee to determine whether any charges will apply. See the Introduction and Section 1.

WHY ARE THE OFFERORS MAKING THE OFFER?

•	We are making the Offer because we want to acquire the Company. See Sections 1 and 11.

IS THERE AN AGREEMENT GOVERNING THE OFFER?

•	Yes. The Parent, Purchaser and the Company have entered into the Merger Agreement. The Merger Agreement provides, among other things, for the terms and conditions of the Offer and, following consummation of the Offer, the Merger. See Section 11.

HAS THE COMPANY BOARD APPROVED THE OFFER?

•	Yes. After careful consideration, the Company Board unanimously (a) determined and declared that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to, and in the best interests of the Company and its stockholders; (b) approved and declared advisable, the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, on the terms and subject to the conditions set forth in the Merger Agreement (such approval having been made in accordance with the DGCL); (c) elected that the Merger Agreement and the transactions contemplated thereby be expressly governed by Section 251(h) of the DGCL; (d) approved the Merger Agreement, the Offer, the Merger and the Support Agreement (although the Company is not a party to the Support Agreement) for purposes of and in accordance with Section 203 of the DGCL and the provisions of Article Ninth, Section A of the Company’s Restated Certificate of Incorporation; (e) recommended that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer; and (f) adopted certain other resolutions necessary and appropriate to effect such transactions. The Company’s full statement on the Offer is set forth in its Schedule 14D-9, which will be filed with the U.S. Securities and Exchange Commission (the “Commission”) in connection with the Offer and will be mailed to the Company stockholders with this Offer to Purchase and the Letter of Transmittal. See also the Introduction.

HAVE ANY STOCKHOLDERS OF THE COMPANY AGREED TO TENDER THEIR SHARES IN THE OFFER?

Yes, in connection with the execution of the Merger Agreement, Purchaser, Parent and the Company have entered into a support agreement with certain stockholders of the Company (collectively, the “Tendering Stockholders”), who together hold approximately 37.5% of the outstanding Shares (the “Support Agreement”). The Support Agreement provides, among other things, that the Tendering Stockholders will validly tender all of their Shares in the Offer. See Section 11—“ Purpose of the Offer and Plans for the Company; Summary of the Merger Agreement and Certain Other Agreements”.

WHAT ARE THE MOST SIGNIFICANT CONDITIONS TO THE OFFER?

The Offer is conditioned upon, among others, the following conditions:

•	there being validly tendered (not including Shares tendered pursuant to the procedures for guaranteed delivery and not actually delivered prior to the expiration time of the Offer) and not properly withdrawn a number of Shares that, together with the Shares beneficially owned by Parent and Purchaser, constitute at least a majority of the total number of Shares of the Company on a fully diluted basis (the “Fully Diluted Shares”) (the “Minimum Tender Condition”);

•	the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, including the rules and regulations promulgated thereunder (“HSR Act”), having expired or been terminated (the “HSR Condition”); and

•	other customary conditions.

•	We may waive any condition, in whole or in part, other than the Minimum Tender Condition, at any time and from time to time, subject to the terms of the Merger Agreement.

•	A more detailed discussion of the conditions to consummation of the Offer is contained in the Introduction, Section 1 and Section 13.

IS THE OFFER SUBJECT TO ANY FINANCING CONDITION?

•	No. There is no financing condition to the Offer.

IS YOUR FINANCIAL CONDITION RELEVANT TO MY DECISION TO TENDER IN THE OFFER AND DO YOU HAVE FINANCIAL RESOURCES TO MAKE PAYMENT?

We estimate that we will need up to approximately $500 million to purchase the Shares, pay off the Company’s existing debt and pay related fees and expenses. We do not believe that our financial condition is relevant to your decision whether to tender your Shares and accept the Offer because:

•	cash is the only consideration that we are paying to the holders of the Shares in connection with the Offer;

•	we are offering to purchase all of the outstanding Shares in the Offer;

•	if the Offer is consummated, Purchaser will acquire all remaining Shares for the same cash price in the Merger; and

•	Parent has cash, cash equivalents, marketable securities and financing commitments from related parties that will be sufficient to finance the Offer and the Merger, and as is indicated above, there is no financing condition to the Offer.

See Sections 10, 11 and 12.

HOW LONG DO I HAVE TO TENDER MY SHARES?

•	Unless the Offer is earlier terminated, you will have until 12:00 midnight, New York City time, at the end of Tuesday, November 4, 2014 to tender your Shares in the Offer, unless Purchaser extends the Offer, in which event you will have until the expiration time of the Offer as so extended. If you cannot deliver everything that is required in order to make a valid tender by that time, you may be able to use a guaranteed delivery procedure that is described in Section 3 of this Offer to Purchase. See also Section 1.

•	In the event the Merger Agreement is terminated prior to the then-scheduled expiration time of the Offer, the Offerors have agreed to promptly irrevocably and unconditionally terminate the Offer.

UNDER WHAT CIRCUMSTANCES CAN OR MUST YOU EXTEND YOUR OFFER?

•	We may, in our sole discretion, if at any then-scheduled expiration time of the Offer, any condition to the Offer has not been satisfied or waived, extend the period of time during which the Offer remains open on one or more occasions in increments of no more than twenty business days until the termination of the Merger Agreement. See Section 1.

•	If, at any then-scheduled expiration time of the Offer, any condition to the Offer has not been satisfied or waived, we must extend the period of time during which the Offer remains open at the request of the Company for one or more consecutive periods of not more than twenty business days, until the earlier of the termination of the Merger Agreement and March 31, 2015 (or, in the case of permitted extensions, April 30, 2015).

•	We will extend the period of time during which the Offer remains open for any period required by the Commission. See Section 1.

•	We may provide a subsequent offering period in accordance with Rule 14d-11 under the Exchange Act. A subsequent offering period, if we include one, will be an additional period after we have accepted for payment and made payment for Shares in the Offer. See Sections 1 and 2.

•	Pursuant to Section 251(h) of the DGCL and due to the obligation of Parent, Purchaser and the Company to take all necessary and appropriate action to cause the Merger to become effective as soon as practicable following the consummation of the Offer, we expect the Merger to occur promptly after the consummation of the Offer without a subsequent offering period. See Section 1—“Terms of the Offer.”

WHAT IS THE DIFFERENCE BETWEEN A SUBSEQUENT OFFERING PERIOD AND AN EXTENSION OF THE OFFER?

•	A subsequent offering period is not an extension of the Offer. A subsequent offering period, if there is one, would occur after we have accepted, and become obligated to pay for, all Shares that were properly tendered and not withdrawn by the time the initial offering period (including any extensions) expires. If we elect to provide a subsequent offering period, a public announcement of such election will be made no later than 9:00 a.m., New York City time, on the next business day following the expiration time of the Offer. We will promptly purchase and pay for any Shares tendered during the subsequent offering period at the same price paid in the Offer. See Section 4.

HOW WILL I BE NOTIFIED IF YOU EXTEND YOUR OFFER?

•	If the Offerors extend the Offer, we will inform Computershare Trust Company, N.A., the Depositary for the Offer, of that fact and we will issue a press release giving the new expiration time of the Offer no later than 9:00 a.m., New York City time, on the next business day after the day on which the Offer was previously scheduled to expire. See Section 1.

HOW DO I TENDER MY SHARES IN YOUR OFFER?

•	To tender Shares, you must deliver the certificates representing your Shares, together with a completed Letter of Transmittal and any other documents required by the Letter of Transmittal, to Computershare Trust Company, N.A., the Depositary for the Offer, prior to the expiration time of the Offer. The Letter of Transmittal is enclosed with this Offer to Purchase. If your Shares are held in street name (i.e., through a broker, dealer, commercial bank, trust company or other nominee), your Shares can be tendered by your nominee by book-entry transfer through The Depository Trust Company (“DTC”). If you are unable to deliver any required document or instrument to the Depositary by the expiration of the Offer, you may gain some extra time by having a broker, a bank or other fiduciary that is an eligible guarantor institution guarantee that the missing items will be received by the Depositary by using the enclosed Notice of Guaranteed Delivery. For the tender to be valid, however, the Depositary must receive the missing items within three NASDAQ Global Market (“NASDAQ”) trading days after the date of execution of the Notice of Guaranteed Delivery. See Section 3.

•	In all cases, payment for tendered Shares will be made only after timely receipt by the Depositary of certificates for the Shares (or of a confirmation of a book-entry transfer of the Shares as described in Section 3) and a properly completed and duly executed Letter of Transmittal and any other required documents for the Shares. See also Section 2.

CAN I WITHDRAW SHARES I PREVIOUSLY TENDERED IN YOUR OFFER? UNTIL WHAT TIME CAN I WITHDRAW PREVIOUSLY TENDERED SHARES?

•	You may withdraw previously tendered Shares any time prior to the expiration of the Offer. Further, if we have not accepted your Shares for payment by December 5, 2014, you may withdraw them at any time prior to our acceptance for payment after that date. Once we accept your Shares for payment upon the expiration of the Offer, you will no longer be able to withdraw them. Shares tendered during a subsequent offering period, if any, may not be withdrawn. See Section 4.

HOW DO I WITHDRAW PREVIOUSLY TENDERED SHARES?

•	To withdraw previously tendered Shares, you must deliver a written or facsimile notice of withdrawal with the required information to the Depositary while you still have the right to withdraw. If you tendered Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct the broker, dealer, commercial bank, trust company or other nominee to arrange for the withdrawal of your Shares. In the event we provide a subsequent offering period following the Offer, no withdrawal rights will apply to Shares tendered during such subsequent offering period or to Shares tendered in the Offer and accepted for payment. See Section 4.

WILL THE OFFER BE FOLLOWED BY A MERGER IF ALL THE SHARES ARE NOT TENDERED?

•	If we consummate the Offer, we will expect to merge Purchaser with and into the Company as promptly as practicable. If the Merger occurs, the Company will continue as the surviving corporation and become an indirect wholly-owned subsidiary of Parent, and each issued and then outstanding Share (other than any (i) Shares owned by Parent, Purchaser or any other affiliate of Parent that is directly or indirectly wholly owned by the ultimate parent of Parent, (ii) Shares owned by the Company or any direct or indirect wholly-owned subsidiary of the Company and (iii) Shares held by the Company stockholders who properly demand and perfect dissenters’ rights under Delaware law) will be canceled and converted automatically into the right to receive $20.25 per Share, net to the seller in cash, less any applicable withholding taxes and without interest. See also the Introduction.

•	If we purchase at least a majority of the outstanding Shares in the Offer and the other conditions to the Merger are satisfied or waived, we will effect the Merger of Purchaser with and into the Company as promptly as practicable in accordance with Section 251(h) of the DGCL and the terms of the Merger Agreement and without a vote by the stockholders of the Company to adopt the Merger Agreement pursuant to Delaware law or any other action by the stockholders of the Company pursuant to Delaware law. See the “Introduction” to this Offer to Purchase.

IF A MAJORITY OF SHARES ARE TENDERED AND ARE ACCEPTED FOR PAYMENT, WILL THE COMPANY CONTINUE AS A PUBLIC COMPANY?

•	If the Merger occurs, the Company will no longer be publicly owned. Even if the Merger does not occur, if Purchaser purchases all Shares that have been tendered, there may be so few remaining stockholders and publicly held Shares that the Shares may no longer be eligible to be traded through NASDAQ or any other securities market, there may not be a public trading market for the Shares, and the Company may cease to make filings with the Commission or otherwise cease to be required to comply with the Commission’s rules relating to publicly held companies. See Section 7.

IF YOU SUCCESSFULLY COMPLETE YOUR OFFER, WHAT WILL HAPPEN TO THE COMPANY BOARD?

•

If we accept the Shares for payment pursuant to our Offer, and the Merger does not occur within two business days of the date and time at which we first accept Shares for payment, under the Merger Agreement, we will be entitled to designate at least a majority of the members of the Company Board, subject to the Company Board consisting of at least two existing directors who were members of the Company Board on the date of the Merger Agreement, who will continue on the Company Board following the appointment of directors by Purchaser and prior to the Merger.

•	Upon completion of the Merger, the directors of Purchaser immediately prior to the effective time of the Merger shall become the directors of the Company, which will be the surviving company in the Merger.

IF I DECIDE NOT TO TENDER, HOW WILL THE OFFER AFFECT MY SHARES?

•	If you decide not to tender your Shares in the Offer and the Merger occurs as described above, you will receive in the Merger the right to receive the same amount of cash per Share as if you had tendered your Shares in the Offer.

•	If you decide not to tender your Shares in the Offer, we purchase Shares that have been tendered and the Merger does not occur, you will remain a stockholder of the Company, but there may be so few remaining stockholders and publicly held Shares that the Shares will no longer be eligible to be traded through NASDAQ or any other securities market, there may not be a public trading market for the Shares, and the Company may cease making filings with the Commission or otherwise cease being required to comply with the Commission’s rules relating to publicly held companies. If we purchase Shares in the Offer, we are obligated under the Merger Agreement to cause the proposed Merger to occur, subject to the conditions set forth in the Merger Agreement.

•	Following the Offer, it is possible that the Shares might no longer constitute “margin securities” for purposes of the margin regulations of the Federal Reserve Board, in which case your Shares may no longer be used as collateral for loans made by brokers. See Section 7.

WHAT IS THE MARKET VALUE OF MY SHARES AS OF A RECENT DATE?

•	On September 26, 2014, the last full trading day prior to the public announcement of the Merger Agreement, the last reported closing price per Share on NASDAQ during normal trading hours was $13.39 per Share. Therefore, the Offer Price of $20.25 per share represents a premium of approximately 51.2% over the closing price of the Shares on the last full trading day before announcement of the Merger Agreement.

•	On October 3, 2014, the last full trading day before we commenced the Offer, the last reported closing price per Share reported on NASDAQ was $20.23 per Share. See Section 6.

IF I ACCEPT THE OFFER, WHEN AND HOW WILL I GET PAID?

•	If the conditions to the Offer as set forth in Section 13 are satisfied or waived and Purchaser consummates the Offer and accepts your Shares for payment, we will pay you an amount equal to the number of Shares you tendered multiplied by $20.25 in cash without interest (and less any amounts required to be deducted and withheld under any applicable law) promptly following expiration of the Offer. See Sections 1 and 2.

HOW WILL MY OUTSTANDING COMPANY OPTIONS AND OTHER AWARDS UNDER COMPANY STOCK PLANS BE TREATED IN THE OFFER AND THE MERGER?

•	The Offer is being made for all outstanding Shares, and not for options to purchase Shares (each, a “Company Option”) or awards of a right (other than awards of Company Options) which entitle the holder thereof to Shares or cash equal to or based on the value of Shares, including any restricted stock units (each, a “Share Unit”), issued under the Company’s stock plans.

•	Company Options may not be tendered into the Offer. If you wish to tender Shares underlying Company Options, you must first exercise your Company Options (to the extent exercisable) in accordance with their terms in sufficient time to tender the Shares received into the Offer. Effective as of the effective time of the Merger, all outstanding Company Options, vested or unvested, will be cancelled and converted into the right to receive, as soon as reasonably practicable after the effective time of the Merger, an amount in cash equal to the product of (x) the total number of Shares subject to the Company Options times (y) the excess, if any, of the Offer Price over the exercise price per Share under such Company Option, less applicable taxes required to be withheld. In the event that the exercise price per Share under any Company option, as adjusted, is equal to or greater than the Offer Price, such Company option will be cancelled as of the effective time of the Merger without payment therefor and shall have no further force or effect.

•	Share Units may not be tendered into the Offer. Effective as of the effective time of the Merger, all outstanding Share Units, vested or unvested, will be cancelled and converted into the right to receive, as soon as reasonably practicable after the effective time of the Merger, an amount in cash equal to the product of (x) the total number of Shares subject to the Share Units times (y) the Offer Price, less applicable taxes required to be withheld.

WHAT ARE THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE OFFER AND THE MERGER?

•	The receipt of cash for Shares pursuant to the Offer or the Merger will be a taxable transaction for United States federal income tax purposes. In general, a stockholder whose Shares are sold pursuant to the Offer or exchanged for cash pursuant to the Merger will recognize gain or loss equal to the difference, if any, between the amount of cash received and the stockholder’s adjusted tax basis in the Shares sold or exchanged. Stockholders are urged to consult their tax advisors to determine the particular tax consequences to them (including the application and effect of any state, local or foreign income and other tax laws) of the Offer and the Merger. See Section 5.

WILL I HAVE THE RIGHT TO HAVE MY SHARES APPRAISED?

•	You will not have appraisal rights in connection with the Offer. However, if the Merger takes place, stockholders who have not tendered their Shares pursuant to the Offer and who comply with the applicable legal requirements will have appraisal rights under the DGCL. If you choose to exercise your appraisal rights in connection with the Merger and you comply with the applicable legal requirements under the DGCL, you will be entitled to payment for your Shares based on a judicial determination of the fair value of such Shares. This value may be the same, more or less than the Offer Price that we are offering to pay the stockholders in the Offer and the Merger. See Section 15.

•	The foregoing summary of the rights of dissenting stockholders under the DGCL does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any available dissenters’ rights and is qualified in its entirety by reference to Delaware law, including without limitation the DGCL.

WITH WHOM MAY I TALK IF I HAVE QUESTIONS ABOUT THE OFFER?

•	You can call Georgeson Inc., the Information Agent, toll-free at (888) 867-6963 See the back cover of this Offer to Purchase.

Except as otherwise set forth in this Offer to Purchase, references to “dollars” and “$” shall be to United States dollars.

To All Holders of Shares of

EINSTEIN NOAH RESTAURANT GROUP, INC.

INTRODUCTION

JAB Beech Inc., a Delaware corporation (“Parent”), and Spruce Merger Sub Inc., a Delaware corporation and an indirect wholly-owned subsidiary of Parent (“Purchaser” and, together with Parent, the “Offerors”), are offering to purchase all outstanding shares of common stock, par value $0.001 per share (“Shares”), of Einstein Noah Restaurant Group, Inc., a Delaware corporation (the “Company”), at a price of $20.25 per Share, net to the seller in cash (less any required withholding taxes and without interest) (the “Offer Price”), upon the terms and subject to the conditions set forth in this Offer to Purchase (together with any amendments or supplements hereto, this “Offer to Purchase”) and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with this Offer to Purchase, the “Offer”). The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of September 29, 2014 (together with any amendments or supplements thereto, the “Merger Agreement”), among the Parent, Purchaser and Company, pursuant to which, after the completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into the Company, with the Company continuing as the surviving corporation (the corporation, the “Surviving Corporation” and such merger, the “Merger”) and an indirect wholly-owned subsidiary of Parent. Capitalized terms used, but not defined, herein shall have the respective meanings given to them in the Merger Agreement. Parent has agreed pursuant to the Merger Agreement to cause Purchaser to, upon the terms and subject to the conditions in this Offer to Purchase and the accompanying Letter of Transmittal, accept and pay for Shares validly tendered and not withdrawn in the Offer.

If your Shares are registered in your name and you tender directly to the Depositary (as defined below) you will not be obligated to pay brokerage fees or commissions or, subject to Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares by us. If you hold your Shares through a broker, dealer, commercial bank, trust company or other nominee you should check with your broker or bank as to whether they charge any service fees. We will pay all charges and expenses of Computershare Trust Company, N.A., the depositary for the Offer (the “Depositary”) and Georgeson Inc., the information agent for the Offer (the “Information Agent”).

The Offer is not subject to any financing condition. The Offer is, however, subject to the satisfaction of the Minimum Tender Condition, the HSR Condition and the other conditions described in Section 13—“Conditions to the Offer.”

The Offer will expire at 12:00 midnight, New York City time, at the end of Tuesday, November 4, 2014, unless the Offer is extended or earlier terminated. See Sections 1, 13 and 15—“Terms of the Offer,” “Conditions to the Offer” and “Certain Legal Matters.”

After careful consideration, the Company Board unanimously (a) determined and declared that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to, and in the best interests of the Company and its stockholders; (b) approved and declared advisable, the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, on the terms and subject to the conditions set forth in the Merger Agreement (such approval having been made in accordance with the DGCL); (c) elected that the Merger Agreement and the transactions contemplated thereby be expressly governed by Section 251(h) of the DGCL; (d) approved the Merger Agreement, the Offer, the Merger and the Support Agreement (although the Company is not a party to the Support Agreement) for purposes of and in accordance with Section 203 of the DGCL and the provisions of Article Ninth, Section A of the Company’s Restated Certificate of Incorporation; (e) recommended that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer; and (f) adopted certain other resolutions necessary and appropriate to effect such transactions. The Company’s full statement on the Offer is set forth in its Schedule 14D-9, which will be filed with the U.S. Securities and Exchange Commission (the “Commission”) in connection with the Offer and will be mailed to the Company stockholders with this Offer to Purchase and the Letter of Transmittal. See also the Introduction.

A more complete description of the Company Board’s reasons for authorizing and approving the Merger Agreement and recommending that holders of Shares accept the Offer and tender their Shares into the Offer is set forth in the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”), which will be filed with the Commission in connection with the Offer and will be mailed to the Company stockholders with this Offer to Purchase and the Letter of Transmittal.

The Offer is being made in connection with the Merger Agreement, pursuant to which, after the completion of the Offer and the satisfaction or waiver of certain conditions, the Merger will be effected. At the effective time of the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger (other than any (i) Shares owned by Parent, Purchaser or any other affiliate of Parent that is directly or indirectly wholly owned by the ultimate parent of Parent, (ii) Shares owned by the Company or any direct or indirect wholly-owned subsidiary of the Company and (iii) Shares held by the Company stockholders who properly demand and perfect dissenters’ rights under Delaware law) will be canceled and will be converted automatically into the right to receive consideration equal to the Offer Price payable, without interest, to the holder of such Share, upon surrender of the certificate that formerly evidenced such Share or, with respect to uncertificated Shares, upon the receipt by the Depositary of an Agent’s Message (as defined below) relating to such Shares. The Merger Agreement is more fully described in Section 11—“Purpose of the Offer and Plans for the Company; Summary of the Merger Agreement and Certain Other Agreements.”

If the Minimum Tender Condition is satisfied and Purchaser accepts Shares for payment pursuant to the Offer, the Merger will be consummated in accordance with Section 251(h) of the DGCL. A vote of holders of Shares to adopt the Merger Agreement is not required in the event the Merger is consummated pursuant to Section 251(h) of the DGCL, which provides that, if a corporation owns more than 50% of the outstanding shares of each class and series of stock of a subsidiary corporation following the consummation of a tender offer, and subject to certain other conditions and limitations, the corporation holding such stock may merge such subsidiary into itself, or itself into such subsidiary, without any action or vote on the part of the stockholders of such other corporation. Therefore, if Purchaser owns more than 50% of the outstanding Shares, under applicable law, Purchaser and Parent will be able to complete the Merger without any vote on the adoption of the Merger Agreement by the holders of Shares.

Stockholders who have not tendered their Shares and continue to own their Shares at the time of the Merger and fulfill certain other requirements of the DGCL will have dissenters’ rights in connection with the Merger. See Section 15—“Certain Legal Matters.”

The Company has informed Parent and Purchaser that, as of September 29, 2014, there were 18,946,214 Shares outstanding on a fully-diluted basis. Based upon the foregoing, the Minimum Tender Condition will be satisfied if 9,473,107 Shares are validly tendered and not withdrawn prior to the expiration time of the Offer. The actual number of Shares that are required to be tendered to satisfy the Minimum Tender Condition will depend upon the actual number of then outstanding Shares on a fully-diluted basis at the expiration time of the Offer.

Certain material United States federal income tax consequences to U.S. Holders (as defined below) of the sale of the Shares pursuant to the Offer and the exchange of Shares for cash pursuant to the Merger are described in Section 5—“Certain Material U.S. Federal Income Tax Consequences of the Offer and the Merger.”

If, between the date of the Merger Agreement and the date on which any particular Share is accepted for payment pursuant to the Offer, the outstanding Shares are changed into a different number or class of shares by reason of a reclassification, stock split (including a reverse stock split), stock dividend, distribution or division, recapitalization, merger, issuer tender offer or issuer exchange offer or other similar transaction, the Offer Price will be appropriately adjusted.

This Offer to Purchase and the related Letter of Transmittal contain important information and both documents should be read carefully and in their entirety before any decision is made with respect to the Offer.

The Company has provided Parent with the Company’s stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the Letter of Transmittal will be mailed to record holders of Shares whose names appear on the Company’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

THE OFFER

1.	Terms of the Offer

Upon the terms and subject to the prior satisfaction or waiver of the conditions to the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), we will accept for payment, purchase and pay for all Shares validly tendered prior to the expiration time of the Offer, and not properly withdrawn in accordance with the procedures set forth in Section 4—“Withdrawal Rights.”

The Offer is conditioned upon the satisfaction of the Minimum Tender Condition, the HSR Condition and the other conditions described in Section 13—“Conditions to the Offer.” We may terminate the Offer without purchasing any Shares if certain events described in Section 11—“Purpose of the Offer and Plans for the Company; Summary of the Merger Agreement and Certain Other Agreements—Summary of the Merger Agreement—Termination” occur.

To the extent permitted by the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and other applicable law, including the HSR Act, we expressly reserve the right to waive any condition and to make any other changes to the terms and conditions of the Offer. However, pursuant to the Merger Agreement, we have agreed that we will not, without the prior written consent of the Company:

(1)	reduce the number of Shares subject to the Offer,

(2)	reduce the Offer Price,

(3)	waive the Minimum Tender Condition,

(4)	add to the conditions set forth in Section 13—“Conditions to the Offer” or amend or modify any conditions in any manner adverse to the holders of the Shares,

(5)	extend the expiration time of the Offer, except as provided in the Merger Agreement, or

(6)	change the form of the consideration payable in the Offer.

We may, in our sole discretion, provide additional cash consideration in addition to the Offer Price without the consent of the Company. If, on or before the expiration time of the Offer, we provide additional cash consideration in addition to the Offer Price being paid for Shares accepted for payment in the Offer, this increased consideration will be paid to all stockholders whose Shares are purchased in the Offer, whether or not their Shares were tendered before the announcement of the increase in consideration.

We will extend the Offer for any period required by the Commission or the staff thereof. We may also, without the consent of the Company, if at any then-scheduled expiration time of the Offer, any condition to the Offer has not been satisfied or waived (to the extent permitted under applicable laws), extend the period of time during which the Offer remains open on one or more occasions in increments of no more than twenty business days until the termination of the Merger Agreement. If any condition to the Offer has not been satisfied or waived, we must extend the Offer at the request of the Company for one or more consecutive periods of not more than twenty business days, until the earlier of the termination of the Merger Agreement and March 31, 2015 (subject to extension under certain circumstances). In the event the Merger Agreement is terminated prior to the then-scheduled expiration time of the Offer, the Offerors have agreed to promptly irrevocably and unconditionally terminate the Offer. See Section 11—“Purpose of the Offer and Plans for the Company; Summary of the Merger Agreement and Certain Other Agreements.”

There can be no assurance that we will be required or permitted under the Merger Agreement to extend the Offer. During any extension of the initial offering period pursuant to the paragraphs above, all Shares previously tendered and not withdrawn will remain subject to the Offer and subject to withdrawal rights. See Section 4—“Withdrawal Rights.”

Unless the Merger Agreement or the Offer is terminated in accordance with its terms, we may in our sole discretion commence a subsequent offering period (as provided in Rule 14d-11 under the Exchange Act) after the date and time at which the Shares are first accepted for payment in the Offer. A subsequent offering period, if we include one, will be an additional period after we have accepted for payment and made payment for Shares in the Offer.

If we provide a subsequent offering period, tendering stockholders will not have withdrawal rights. A subsequent offering period is not an extension of the Offer, which already will have been completed. A subsequent offering period, if there is one, would occur after we have accepted, and become obligated to pay for, all Shares that were properly tendered and not withdrawn by the time the initial offering period (including any extensions) expires. If we elect to provide a subsequent offering period, a public announcement of such election will be made no later than 9:00 a.m., New York City time, on the next business day following the expiration time of the Offer. We will promptly purchase and pay for any Shares tendered during the subsequent offering period at the same price paid in the Offer.

If, subject to the terms of the Merger Agreement, we make a material change in the terms of the Offer or the information concerning the Offer, or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer, in each case, if and to the extent required by Rules 14d-4(d), 14d-6(c) and l4e-1 under the Exchange Act or otherwise. The minimum period during which a tender offer must remain open following material changes in the terms of the tender offer or the information concerning the tender offer, other than a change in the consideration offered or a change in the percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. With respect to a change in the consideration offered or a change in the percentage of securities sought, a tender offer generally must remain open for a minimum of ten business days following such change to allow for adequate disclosure to stockholders.

We expressly reserve the right, in our sole discretion, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the Commission, to not accept for payment any Shares if, at the expiration time of the Offer, any of the conditions to the Offer set forth in Section 13—“Conditions to the Offer” have not been satisfied. Under certain circumstances, Parent and Purchaser may terminate the Merger Agreement and the Offer.

We expressly reserve the right, in our sole discretion, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the Commission, to delay acceptance of Shares and to delay payment for Shares pending receipt of any governmental regulatory approvals specified in Section 15. See Sections 13 and 15—“Conditions to the Offer” and “Certain Legal Matters,” without prejudice to our rights set forth in Section 13—“Conditions to the Offer.” Our reservation of the right to delay the acceptance of, or payment for, Shares is subject to the provisions of Rule 14e-1(c) under the Exchange Act, which requires that we pay the consideration offered or return Shares deposited by or on behalf of tendering stockholders promptly after the termination of the Offer.

Any extension, waiver or amendment of the Offer, or delay in acceptance for payment or payment, or termination of the Offer will be followed, as promptly as practicable, by public announcement thereof, such announcement in the case of an extension to be issued not later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration time of the Offer in accordance with the public announcement requirements of Rules 14d-4(d), 14d-6(c) and l4e-1(d) under the Exchange Act. Without limiting our obligation under such rules or the manner in which we may choose to make any public announcement, we currently intend to make announcements by issuing a press release and making any appropriate filing with the Commission.

The Company has agreed to provide us with its list of stockholders and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on the Company’s stockholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

2.	Acceptance for Payment and Payment for Shares

Upon the terms and subject to the conditions to the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), promptly after the expiration time of the Offer, we will accept for payment, purchase and pay for, all Shares validly tendered, and not properly withdrawn, prior to the expiration time of the Offer. In addition, subject to the terms and conditions of the Merger Agreement and the applicable rules of the Commission, we reserve the right to delay acceptance for payment of, or payment for, Shares, pending receipt of any regulatory or governmental approvals specified in Section 15—“Certain Legal Matters.”

In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (a) certificates representing such Shares or confirmation of the book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in Section 3—“Procedures for Tendering Shares,” (b) a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message (as defined in Section 3 below) in lieu of the Letter of Transmittal), and (c) any other documents required by the Letter of Transmittal or any other customary documents required by the Depositary. See Section 3—“Procedures for Tendering Shares.”

For purposes of the Offer, we will be deemed to have accepted for payment and thereby purchased Shares validly tendered, and not properly withdrawn, prior to the expiration time of the Offer if and when we give oral or written notice to the Depositary of our acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions to the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for the tendering stockholders for purposes of receiving payments from us and transmitting such payments to the tendering stockholders. Under no circumstances will interest be paid on the Offer Price for Shares, regardless of any extension of the Offer or any delay in payment for Shares.

If any tendered Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, or if certificates are submitted for more Shares than are tendered, certificates for these unpurchased Shares will be returned (or new certificates for the Shares not tendered will be sent), without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at DTC pursuant to the procedures set forth in Section 3—“Procedures for Tendering Shares,” these Shares will be credited to an account maintained with DTC) promptly following expiration or termination of the Offer.

3.	Procedures for Tendering Shares

Valid Tender of Shares. Except as set forth below, to validly tender Shares pursuant to the Offer, (a) a properly completed and duly executed Letter of Transmittal (or a manually executed facsimile thereof) in accordance with the instructions of the Letter of Transmittal, with any required signature guarantees, or an Agent’s Message (as defined below) in connection with a book-entry delivery of Shares, and any other documents required by the Letter of Transmittal, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the expiration time of the Offer and either (x) certificates representing Shares tendered must be delivered to the Depositary or (y) these Shares must be properly delivered pursuant to the procedures for book-entry transfer described below and a confirmation of such delivery received by the Depositary (which confirmation must include an Agent’s Message if the tendering stockholder has not delivered a Letter of Transmittal), in each case, prior to the expiration time of the Offer, or (b) the tendering stockholder must comply with the guaranteed delivery procedures set forth below. The term “Agent’s Message” means a message, transmitted by DTC to, and received by, the Depositary and forming a part of a Book-Entry Confirmation (as defined below), which states that DTC has received an express acknowledgment from the participant in DTC tendering the Shares that are the subject of such Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against the participant.

Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at DTC for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in DTC’s systems may make a book-entry transfer of Shares by causing DTC to transfer the Shares into the Depositary’s account in accordance with DTC’s procedures for the transfer. However, although delivery of Shares may be effected through book-entry transfer, either the Letter of Transmittal (or facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be transmitted to and received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase by the expiration time of the Offer, or the tendering stockholder must comply with the guaranteed delivery procedures described below. The confirmation of a book-entry transfer of Shares into the Depositary’s account at DTC as described above is referred to herein as a “Book-Entry Confirmation.”

Delivery of documents to DTC in accordance with DTC’s procedures does not constitute delivery to the Depositary.

Signature Guarantees and Stock Powers. Except as otherwise provided below, all signatures on a Letter of Transmittal must be guaranteed by a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member in good standing of a recognized Medallion Program approved by the Securities Transfer Association, Inc., including any of the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program and the Stock Exchanges Medallion Program or an “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 of the Exchange Act (each, an “Eligible Institution”). Signatures on a Letter of Transmittal need not be guaranteed (a) if the Letter of Transmittal is signed by the registered owner(s) (which term, for purposes of this section, includes any participant in any of DTC’s systems whose name appears on a security position listing as the owner of the Shares) of Shares tendered therewith and such registered owner has not completed the section entitled “Special Payment Instructions” or the section entitled “Special Delivery Instructions” on the Letter of Transmittal or (b) if such Shares are tendered for the account of an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal. If the certificates for Shares are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made or certificates for Shares not tendered or not accepted for payment are to be returned to a person other than the registered owner of the certificates surrendered, then the tendered certificates must be endorsed or accompanied by appropriate stock powers, in either case, signed exactly as the name or names of the registered owner(s) or holder(s) appear on the certificates, with the signatures on the certificates or stock powers guaranteed as described above. See Instructions 1 and 5 of the Letter of Transmittal.

If certificates representing Shares are forwarded separately to the Depositary, a properly completed and duly executed Letter of Transmittal (or facsimile) must accompany each delivery of certificates.

Guaranteed Delivery. A stockholder who desires to tender Shares pursuant to the Offer and whose certificates for Shares are not immediately available and cannot be delivered to the Depositary prior to the expiration time of the Offer, or who cannot complete the procedure for book-entry transfer prior to the expiration time of the Offer, or who cannot deliver all required documents to the Depositary prior to the expiration time of the Offer, may tender such Shares by satisfying all of the requirements set forth below:

•	such tender is made by or through an Eligible Institution;

•	a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by Purchaser, is received by the Depositary (as provided below) prior to the expiration time of the Offer; and

•	the certificates for all tendered Shares, in proper form for transfer (or a Book-Entry Confirmation with respect to all such Shares), together with a properly completed and duly executed Letter of Transmittal (or facsimile thereof), with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal), and any other required documents, are received by the Depositary within three trading days after the date of execution of such Notice of Guaranteed Delivery. A “trading day” is any day on which NASDAQ is open for business.

The Notice of Guaranteed Delivery may be delivered to the Depositary or transmitted by telegram, facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery.

THE METHOD OF DELIVERY OF SHARES, THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH DTC, IS AT THE ELECTION AND RISK OF THE TENDERING STOCKHOLDER. DELIVERY OF ALL SUCH DOCUMENTS WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY (INCLUDING, IN THE CASE OF A BOOK-ENTRY TRANSFER, BY BOOK-ENTRY CONFIRMATION). IF THIS DELIVERY IS BY MAIL, IT IS RECOMMENDED THAT ALL SUCH DOCUMENTS BE SENT BY PROPERLY INSURED REGISTERED MAIL WITH RETURN RECEIPT REQUESTED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

Other Requirements. Notwithstanding any provision of the Merger Agreement, we will pay for Shares validly tendered pursuant to the Offer, and not properly withdrawn, prior to the expiration time of the Offer only after timely receipt by the Depositary of (a) certificates for (or a timely Book-Entry Confirmation with respect to) these Shares, (b) a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal), and (c) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when certificates for Shares or Book-Entry Confirmations with respect to Shares are actually received by the Depositary. Under no circumstances will we pay interest on the purchase price of Shares, regardless of any extension of the Offer or any delay in making such payment.

Binding Agreement. Our acceptance for payment of Shares tendered pursuant to one of the procedures described above will constitute a binding agreement between the tendering stockholder and us upon the terms and subject to the conditions to the Offer.

Appointment as Proxy. By executing and delivering a Letter of Transmittal as set forth above (or, in the case of a book-entry transfer, by delivery of an Agent’s Message in lieu of a Letter of Transmittal), the tendering stockholder irrevocably appoints our designees as such stockholder’s proxies, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by us and with respect to any and all other Shares or other securities issued or issuable in respect of such Shares on or after the date of the Merger Agreement. All such proxies and powers of attorney will be considered coupled with an interest in the tendered Shares. Such appointment is effective when, and only to the extent that, we accept for payment Shares tendered by such stockholder as provided herein. Upon the effectiveness of such appointment, all prior powers of attorney, proxies and consents given by such stockholder will be revoked, and no subsequent powers of attorney, proxies and consents may be given (and, if given, will not be deemed effective). Our designees will, with respect to the Shares or other securities and rights for which the appointment is effective, be empowered to exercise all voting and other rights of such stockholder as they, in their sole discretion, may deem proper at any annual, special, adjourned or postponed meeting of the stockholders of the Company or otherwise. We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon our payment for such Shares we must be able to exercise full voting, consent and other rights to the extent permitted under applicable law with respect to such Shares and other securities, including voting at any meeting of stockholders concerning any matter.

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender of Shares will be determined by us in our sole and absolute discretion, which determination will be final and binding. We reserve the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance for payment of or payment for which may, in our opinion, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder whether or not similar defects or irregularities are waived in the case of any other stockholder. No tender of Shares will be deemed to have been validly made until all defects and irregularities relating thereto have been cured or waived. None of Parent, Purchaser or any of their respective affiliates or assigns, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Our interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the Instructions thereto and any other documents related to the Offer) will be final and binding.

Backup Withholding. In order to avoid “backup withholding” at the applicable rate on payments of cash pursuant to the Offer, a stockholder that is a “U.S. person” (as defined in the instructions to the IRS Form W-9 provided with the Letter of Transmittal) surrendering Shares in the Offer must, unless an exemption applies, provide the Depositary with such stockholder’s correct taxpayer identification number (“TIN”) on an IRS Form W-9, certify under penalties of perjury that such TIN is correct and provide certain other certifications. If a stockholder does not provide such stockholder’s correct TIN or fails to provide the required certifications, the Internal Revenue Service (the “IRS”) may impose a penalty on such stockholder, and payment of cash to such stockholder pursuant to the Offer may be subject to backup withholding at the applicable rate. All stockholders that are U.S. persons surrendering Shares pursuant to the Offer should complete and sign the IRS Form W-9 included as part of the Letter of Transmittal to provide the information and certification necessary to avoid backup withholding (unless an applicable exemption exists and is proved in a manner satisfactory to us and the Depositary). Certain stockholders (including, among others, all corporations and certain foreign individuals and entities) are not subject to backup withholding. Foreign stockholders should complete and sign an appropriate IRS Form W-8 (instead of an IRS Form W-9) in order to avoid backup withholding. The various IRS Forms W-8 may be obtained from the Depositary or at www.irs.gov. See Instruction 9 to the Letter of Transmittal.

4.	Withdrawal Rights

Except as otherwise provided in this Section 4, tenders of Shares pursuant to the Offer are irrevocable. However, a stockholder may withdraw Shares tendered pursuant to the Offer at any time prior to the expiration time of the Offer as explained below. Further, if Purchaser has not accepted Shares for payment by December 5, 2014, they may be withdrawn at any time prior to our acceptance for payment after that date.

For a withdrawal of Shares to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any notice of withdrawal must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of any Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3—“Procedures for Tendering Shares,” any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares. If certificates representing the Shares have been delivered or otherwise identified to the Depositary, the name of the registered owner and the serial numbers shown on such certificates must also be furnished to the Depositary prior to the physical release of such certificates.

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by us, in our sole discretion, which determination will be final and binding. No withdrawal of Shares will be deemed to have been properly made until all defects and irregularities have been cured or waived. None of Parent, Purchaser or any of their respective affiliates or assigns, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by following one of the procedures for tendering Shares described in Section 3—“Procedures for Tendering Shares” at any time prior to the expiration time of the Offer.

If we extend the Offer, delay our acceptance for payment of Shares, or we are unable to accept for payment Shares pursuant to the Offer, for any reason, then, without prejudice to our rights under the Offer, the Depositary may nevertheless, on our behalf, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders exercise withdrawal rights as described in this Section 4 prior to the expiration time of the Offer or as otherwise required by Rule 14e-1(c) under the Exchange Act.

In the event we provide a subsequent offering period following the Offer, no withdrawal rights will apply to Shares tendered during such subsequent offering period or to Shares tendered in the Offer and accepted for payment.

5.	Certain U.S. Federal Income Tax Consequences of the Offer and the Merger

The following is a summary of certain of the United States federal income tax consequences of the Offer and the Merger to U.S. Holders (as defined below) whose Shares are tendered and accepted for payment pursuant to the Offer or whose Shares are converted into the right to receive cash in the Merger. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), applicable treasury regulations and administrative and judicial interpretations thereunder, each as in effect as of the date hereof, all of which may change, possibly with retroactive effect. No ruling has been or will be sought from the IRS with respect to the matters discussed below, and there can be no assurance that the IRS will not take a contrary position regarding the tax consequences of the Offer or the Merger or that any such contrary position would not be sustained by a court.

This summary is limited to U.S. Holders who hold Shares as capital assets (generally, property held for investment purposes). In addition, this summary does not address tax considerations that may be applicable to a U.S. Holder’s particular circumstances or to U.S. Holders that may be subject to special tax rules (e.g., financial institutions, insurance companies, broker-dealers, S corporations, partnerships and other pass-through entities, trusts, stockholders liable for the alternative minimum tax, traders who elect to apply a mark-to-market method of accounting, U.S. expatriates and tax-exempt organizations), persons that own or have owned more than five percent of any class of shares by vote or by value (whether actually or constructively), dissenting stockholders or U.S. Holders who acquired Shares in connection with stock options, stock purchase or restricted stock plans or in other compensatory transactions, or as part of a straddle, hedge, conversion, constructive sale or other integrated security transaction for United States federal income tax purposes, all of whom may be subject to tax rules that differ significantly from those discussed below. This summary does not address holders of restricted stock, holders of options to purchase the Company’s Shares or holders of restricted stock units. In addition, this summary does not address any United States federal estate or gift tax consequences, nor any state, local or non-U.S. tax consequences, of the Offer and the Merger.

For purposes of this summary, a “U.S. Holder” is a stockholder of the Company that is, for United States federal income tax purposes, (i) an individual citizen or resident of the United States; (ii) a corporation or an entity treated as a corporation for United States federal income tax purposes created or organized in or under the laws of the United States, or any state or political subdivision thereof; (iii) an estate, the income of which is subject to United States federal income tax regardless of its source; or (iv) a trust, (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has validly elected to be treated as a U.S. person for United States federal income tax purposes.

If a partnership (or other entity taxed as a partnership for United States federal income tax purposes) holds Shares, the tax treatment of a partner in such partnership generally will depend upon the status of the partner and the activities of the partnership. Accordingly, partnerships that hold Shares and partners in such partnerships are urged to consult their tax advisors regarding the specific United States federal income tax consequences to them of the Offer and the Merger.

This discussion is for general information only and should not be construed as tax advice. It is a summary and does not purport to be a comprehensive analysis or description of all potential U.S. federal income tax consequences of the Offer and the Merger. We urge you to consult your own tax advisor with respect to the particular U.S. federal, state, and local, or foreign tax consequences of the Offer and the Merger to you.

Effect of the Offer and the Merger

The receipt of cash in exchange for Shares in the Offer or the Merger will be a taxable transaction for United States federal income tax purposes. In general, a U.S. Holder who receives cash in exchange for Shares in connection with the Offer or the Merger will recognize capital gain or loss for United States federal income tax purposes equal to the difference, if any, between the amount of cash received and such U.S. Holder’s adjusted tax basis in the Shares surrendered. Any such gain or loss would be long-term capital gain or loss if the holding period for the Shares exceeded one year. For non-corporate taxpayers, long-term capital gains are generally taxable at a reduced rate. The deductibility of capital losses is subject to certain limitations. Gain or loss must be calculated separately for each block of Shares (i.e., Shares acquired at the same cost in a single transaction) exchanged for cash in the Offer or the Merger.

6.	Price Range of Shares; Dividends

According to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013, the Shares are traded on NASDAQ under the symbol “BAGL.” The following table sets forth, for the periods indicated, the high and low closing prices per Share on NASDAQ as reported in published financial sources and the Company’s prior filings with the Commission.

	High	Low
Fiscal Year Ended December 31, 2012:
First Quarter	$15.38	$13.80
Second Quarter	$17.66	$13.96
Third Quarter	$18.37	$16.60
Fourth Quarter	$18.16	$12.18

Fiscal Year Ended December 31, 2013:
First Quarter	$15.19	$12.51
Second Quarter	$14.97	$13.24
Third Quarter	$17.58	$14.62
Fourth Quarter	$18.11	$14.50

Current Fiscal Year
First Quarter	$16.68	$14.35
Second Quarter	$16.53	$14.58
Third Quarter	$20.16	$13.03
Fourth Quarter (through October 3, 2014)	$20.23	$20.20

On October 3, 2014, the last full trading day prior to the commencement of the Offer, the last reported closing price per Share on NASDAQ during normal trading hours was $20.23 per Share. On September 26, 2014, the last full trading day prior to the public announcement of the Merger Agreement, the last reported closing price per Share on NASDAQ during normal trading hours was $13.39 per Share. The Offer Price represents an approximately 51.2% premium to the trading price at which the Shares closed on September 26, 2014, the last trading day before the announcement of the Offer.

As of February 21, 2014, there were approximately 230 holders of record of the Company’s common stock. This number does not include individual stockholders who own common stock registered in the name of a nominee under nominee security listings.

As permitted by the Company’s credit facility, the Company Board declared quarterly dividends to common stockholders totaling $8.5 million and $8.8 million during fiscal 2012 and 2013, respectively.

Under Delaware law, the Company is permitted to declare and pay cash dividends from time to time in the discretion of the Board, subject to a variety of factors, including available cash and the overall financial condition of the Company. As a Delaware corporation, the Company is also limited by Delaware law as to the payment of dividends. On July 31, 2014, the Board declared a cash dividend on the Company’s common stock in the amount of $0.13 per share, payable on October 15, 2014, to stockholders of record as of September 1, 2014. Except with respect to the foregoing dividend, the Merger Agreement prohibits the payment of dividends by the Company without the consent of Parent. See Section 14—“Dividends and Distributions.” Stockholders are urged to obtain a current market quotation for the Shares.

7.	Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration and Margin Regulations

Effect of Merger. Following the completion of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will be merged with and into the Company, and the Company will be the Surviving Corporation. At the effective time of the Merger, the Amended and Restated Certificate of Incorporation of the Company will be amended and restated in its entirety to read the same as the certificate of incorporation of Purchaser immediately prior to the effective time of the Merger, except that the name of the Surviving Corporation will be “Einstein Noah Restaurant Group, Inc.,” and, as so amended, will be the certificate of incorporation of the Surviving Corporation until further amended. Also at the effective time of the Merger, the Fourth Amended By-laws of the Company will be amended in their entirety to read the same as the bylaws of Purchaser immediately prior to the effective time of the Merger, and so amended will be the bylaws of the Surviving Corporation until further amended. At the effective time of the Merger, the directors of Purchaser will become the directors of the Surviving Corporation and the officers of the Company will become the officers of the Surviving Corporation, each until their respective successors are duly elected or appointed.

Possible Effects of the Offer on the Market for the Shares. The purchase of Shares pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and could adversely affect the liquidity and market value of the remaining Shares held by the public. The purchase of Shares pursuant to the Offer can also be expected to reduce the number of holders of Shares. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price or marketability of the Shares or whether it would cause future market prices to be the same, greater or less than the Offer Price.

NASDAQ Listing. Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the requirements for continued listing on NASDAQ. According to the published guidelines of The NASDAQ Stock Market LLC, NASDAQ would consider disqualifying the Shares for listing on NASDAQ if, among other possible grounds, (a) the total number of holders of record and holders of beneficial interest, taken together, in Shares falls below 400, (b) the bid price for a Share over a 30 consecutive business day period is less than $1.00, or (c)(i) the Company has stockholders’ equity of less than $10 million, the number of publicly held Shares falls below 750,000, the market value of publicly held Shares over a 30 consecutive business day period is less than $5 million or there are fewer than two active and registered market makers in the Shares over a ten consecutive business day period, (ii) the number of publicly-held Shares falls below 1,100,000, the market value of publicly held Shares over a 30 consecutive business day period is less than $15 million, there are fewer than four active and registered market makers in the Shares over a ten consecutive business day period, or the market value of the Company’s listed securities is less than $50 million over a ten consecutive business day period, or (iii) the number of publicly-held shares falls below 1,100,000, the market value of publicly held Shares over a 30 consecutive business day period is less than $15 million, there are fewer than four active and registered market makers in the Shares over a ten consecutive business day period, or the Company’s total assets and total revenue is less than $50 million each for the most recently completed fiscal year (or in two of the last three fiscal years). Shares held by officers or directors of the Company, or by any beneficial owner of more than 10 percent of the Shares, will not be considered as being publicly-held for this purpose. According to the Company, as of September 29, 2014, there were approximately 18,041,048 Shares outstanding. If, as a result of the purchase of Shares pursuant to the Offer or otherwise, the Shares are either no longer eligible for NASDAQ or are delisted from NASDAQ altogether, the market for Shares will be adversely affected.

If NASDAQ were to delist the Shares, it is possible that the Shares would continue to trade on other securities exchanges or in the over-the-counter market and that price or other quotations for the Shares would be reported by other sources. The extent of the public market for such Shares and the availability of such quotations would depend, however, upon such factors as the number of stockholders and the aggregate market value of such securities remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration under the Exchange Act as described below, and other factors. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for or marketability of the Shares or whether it would cause future market prices to be the same, greater or less than the Offer Price. Trading in the Shares will cease upon consummation of the Merger if trading has not ceased earlier, as discussed above.

Exchange Act Registration. The Shares currently are registered under the Exchange Act. The purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act. Registration of the Shares may be terminated by the Company upon application to the Commission if the outstanding Shares are not listed on a “national securities exchange” and if there are fewer than 300 holders of record of Shares. We intend to seek to cause the Company to apply for termination of registration of the Shares as soon as possible after consummation of the Offer if the requirements for termination of registration are met. Termination of registration of the Shares under the Exchange Act would reduce the information required to be furnished by the Company to its stockholders and to the Commission and would make certain provisions of the Exchange Act (such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement or information statement in connection with stockholders’ meetings or actions in lieu of a stockholders’ meeting pursuant to Section 14(a) and 14(c) of the Exchange Act and the related requirement of furnishing an annual report to stockholders) no longer applicable with respect to the Shares. In addition, if the Shares are no longer registered under the Exchange Act, the requirements of Rule 13e-3 with respect to “going private” transactions would no longer be applicable to the Company. Furthermore, the ability of “affiliates” of the Company and persons holding “restricted securities” of the Company to dispose of such securities pursuant to Rule 144 under the Securities Act of 1933 may be impaired or eliminated. If registration of the Shares under the Exchange Act was terminated, the Shares would no longer be eligible for continued inclusion on the Board of Governors’ of the Federal Reserve System (the “Federal Reserve Board’s”) list of “margin securities” or eligible for stock exchange listing.

If registration of the Shares is not terminated prior to the Merger, then the registration of the Shares under the Exchange Act will be terminated following completion of the Merger.

Margin Regulations. The Shares are currently “margin securities” under the regulations of the Federal Reserve Board, which has the effect, among other things, of allowing brokers to extend credit using such Shares as collateral. Depending upon factors similar to those described above regarding listing and market quotations, following the Offer, the Shares may no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board, in which event the Shares would be ineligible as collateral for margin loans made by brokers.

8.	Certain Information Concerning the Company

The following description of the Company and its business has been taken from the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013, and is qualified in its entirety by reference to such report.

The Company is a Delaware corporation operating primarily under the Einstein Bros. Bagels® (“Einstein Bros.”), Noah’s New York Bagels® (“Noah’s”) and Manhattan Bagel Company® (“Manhattan Bagel”) brands. The Company commenced operations as an operator and franchisor of coffee cafes in 1993. Substantial growth in the Company’s restaurant counts have occurred through a series of acquisitions, including Manhattan Bagel in 1998 and Einstein Bros. and Noah’s in 2001. The Company has also grown organically by opening company-owned restaurants, working with franchisees on development agreements and promoting the licensing of its brand.

Since 2003, Greenlight Capital, Inc. and its affiliates (“Greenlight”) have had a controlling interest in the Company. During fiscal 2013, in a series of secondary offerings, Greenlight’s percentage ownership declined to less than 50% of the Company’s common stock. As a result, the Company is no longer considered a controlled company under NASDAQ rules and is now subject to and required to implement the heightened corporate governance rules of the exchange.

The Company operates on the basis of a 52/53-week fiscal year ending on the Tuesday closest to December 31. Fiscal years 2012 and 2013 contained 52 weeks. Fiscal year 2011 contained 53 weeks. Comparable store sales percentages for fiscal 2011 presented elsewhere in this report are calculated excluding the 53rd week.

The Company operates in three key business segments, which are supported by a centralized corporate operation:

•	The “company-owned restaurants” segment includes the restaurants that the Company owns. These restaurants have similar investment criteria, economic characteristics and operating characteristics.

•	The “manufacturing” segment produces and distributes bagel dough and other products to the Company-owned restaurants, licensees and franchisees and other third parties.

•	The “franchise and license” segment earns royalties and other fees from the use of trademarks and operating systems developed for the Einstein Bros. and Manhattan Bagel brands.

•	The “corporate support” unit provides finance, administrative and other overhead support to the three key business segments. Interest on The Company’s debt and depreciation on its assets are recorded within this unit.

The Company is the largest owner/operator, franchisor and licensor of bagel specialty restaurants in the United States. As of December 31, 2013, the Company had 852 restaurants in 42 states and in the District of Columbia. During fiscal 2013, the Company opened its first restaurants in Montana, Vermont and Iowa. As a leading fast-casual restaurant chain, the Company’s restaurants specialize in high-quality foods for breakfast, lunch and afternoon snacks in a bakery-café atmosphere with a neighborhood emphasis. Collectively, the Company’s concepts span the nation with Einstein Bros. restaurants, Noah’s restaurants in California and Manhattan Bagel restaurants concentrated in eight states primarily in the Northeast. Currently, the Company’s Einstein Bros. and Noah’s restaurants are predominantly company-owned or licensed and its Manhattan Bagel restaurants are predominantly franchised.

The Company’s product offerings include fresh-baked bagels and other bakery items baked on-site, made-to-order sandwiches on a variety of bagels, breads or wraps, gourmet soups and salads, assorted pastries, premium coffees, specialty beverages and an assortment of snacks. The Company’s manufacturing and independent distribution network delivers high-quality ingredients that are delivered fresh to its restaurants. The Company seeks to create an inviting atmosphere which enables it to attract a diverse group of customers primarily in the middle to upper-middle income brackets during breakfast hours.

The Company believes that controlling the development, sourcing, manufacturing and distribution of its key products is an important element in ensuring both quality and profitability. To support this strategy, the Company has developed proprietary recipes, invested in processing technology and manufacturing capacity, and aligned ourselves with strategic suppliers.

The Company also believes that through franchising and licensing, the Company is able to increase its geographic footprint and brand recognition. Franchising and licensing allows us to generate additional revenues without incurring significant additional expenses, such as those for capital commitments and rents, while also avoiding the risks associated with opening new company-owned restaurants.

As of December 31, 2013, the Company had 6,824 employees, of which approximately 95% were restaurant personnel. Most restaurant personnel work part-time and are paid on an hourly basis. The Company has never experienced an organized work stoppage and its employees are not represented by a labor organization.

The Company is a Delaware corporation with its principal office located at 555 Zang Street, Suite 300, Lakewood, Colorado, and its telephone number is (303) 568-8000.

Available Information. The Company is subject to the information and reporting requirements of the Exchange Act and in accordance therewith is obligated to file reports and other information with the Commission relating to its business, financial condition and other matters. Certain information, as of particular dates, concerning the Company’s business, principal physical properties, capital structure, material pending litigation, operating results, financial condition, directors and officers (including their remuneration and equity awards granted to them), the principal holders of the Company’s securities, any material interests of such persons in transactions with the Company, and other matters is required to be disclosed in proxy statements and periodic reports distributed to the Company’s stockholders and filed with the Commission. Such reports, proxy statements and other information should be available for inspection at the public reference room at the Commission’s office at 100 F Street, NE, Washington, DC 20549. Copies may be obtained by mail, upon payment of the Commission’s customary charges, by writing to its principal office at 100 F Street, NE, Washington, DC 20549. Further information on the operation of the Commission’s Public Reference Room in Washington, DC can be obtained by calling the Commission at 1-800-SEC-0330. The Commission also maintains an Internet web site that contains reports, proxy statements and other information about issuers, such as the Company, who file electronically with the Commission. The address of that site is http://www.sec.gov. The Company also maintains an Internet website at http://www.einsteinnoah.com. The information contained in, accessible from or connected to the Company’s website is not incorporated into, or otherwise a part of, this Offer to Purchase or any of the Company’s filings with the Commission. The website addresses referred to in this paragraph are inactive text references and are not intended to be actual links to the websites.

Sources of Information. Except as otherwise set forth herein, the information concerning the Company contained in this Offer to Purchase has been based upon publicly available documents and records on file with the Commission and other public sources. Although we have no knowledge that any such information contains any misstatements or omissions, none of Parent, Purchaser or any of their respective affiliates or assigns, the Information Agent or the Depositary assumes responsibility for the accuracy or completeness of the information concerning the Company contained in such documents and records or for any failure by the Company to disclose events which may have occurred or may affect the significance or accuracy of any such information.

9.	Certain Information Concerning the Filing Persons

Parent is a Delaware corporation. Its principal office is located at 2200 Pennsylvania Avenue, NW, Washington, DC 20037. Parent is a privately held member of JAB Holding Company and affiliated companies (the “JAB Group”), a privately held group focused on long-term investments in companies with premium brands in the consumer goods category. The JAB Group’s portfolio includes a majority stake in Coty Inc., a global leader in beauty, a majority stake in Peet’s Coffee & Tea Inc., a premier specialty coffee and tea company, a majority stake in Caribou Coffee Company, a specialty retailer of high-quality premium coffee products, a majority stake in D.E Master Blenders 1753 N.V., an international coffee and tea company, and a minority stake in Reckitt Benckiser Group PLC, a global leader in health, hygiene and home products. The JAB Group also owns luxury leather goods companies including Jimmy Choo, Bally and Belstaff. The assets of the group are overseen by its three senior partners, Peter Harf, Bart Becht and Olivier Goudet.

Purchaser is a Delaware corporation and an indirect wholly-owned subsidiary of Parent. Purchaser was organized by Parent to acquire the Company and has not conducted any other activities since its organization. All outstanding shares of capital stock of Purchaser are owned by Parent. The principal office of Purchaser is located at the same address as Parent’s principal office listed above, and Purchaser’s telephone number at that address is the same telephone number as Parent’s telephone number listed above. The name, citizenship, business address, present principal occupation or employment and five-year employment history of each of the directors and executive officers of Purchaser and Parent are listed in Schedule A to this Offer to Purchase.

Parent is a wholly owned subsidiary of Forest, which is a wholly owned subsidiary of JAB Holdings, which is a wholly owned subsidiary of JAB Holding Company, which is controlled by Agnaten.

During the last five years, none of the Filing Persons or, to the best knowledge of Purchaser and Parent, any of the persons listed in Schedule A to this Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws.

Except as described in this Offer to Purchase, none of the Filing Persons or, to the best knowledge of Purchaser and Parent, any of the persons listed in Schedule A to this Offer to Purchase, or any associate or majority-owned subsidiary of any Filing Person or any of the persons listed in Schedule A to this Offer to Purchase, beneficially owns any equity security of the Company, and none of the Filing Persons or, to the best knowledge of Purchaser and Parent, any of the other persons or entities referred to above, or any of the respective directors, executive officers or subsidiaries of any of the foregoing, has effected any transaction in any equity security of the Company during the past 60 days.

Except as described in the Tender Offer Statement on Schedule TO filed by Parent with the Commission pursuant to Rule 14d-3 under the Exchange Act (the “Schedule TO”), of which this Offer to Purchase forms a part, (i) there have not been any contacts, transactions or negotiations between any of the Filing Persons, any of their respective subsidiaries or, to the knowledge of Purchaser and Parent, any of the persons listed in Schedule A to this Offer to Purchase, on the one hand, and the Company or any of its directors, officers or affiliates, on the other hand, that are required to be disclosed pursuant to the rules and regulations of the Commission and (ii) none of the Filing Persons or, to the knowledge of Purchaser and Parent, any of the persons listed on Schedule A to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any person with respect to any securities of the Company.

10.	Background of the Offer; Contacts with the Company

Background of the Offer and the Merger; Past Contacts or Negotiations between Parent and the Company

The information set forth below solely relating to the Company was provided by the Company, and none of Parent, Purchaser or any of their respective affiliates takes any responsibility for the accuracy or completeness of any information regarding meetings or discussions in which Parent, Purchaser or their respective affiliates or representatives did not participate. The following contains a description of contacts between representatives of Parent and representatives of the Company that resulted in the execution of the Merger Agreement. For a review of the Company’s activities relating to these contacts, please refer to the Company’s Schedule 14D-9 being mailed to shareholders with this Offer to Purchase.

JAB Holding Company s.à r.l. and its affiliated group of companies (the “JAB Group”), of which JAB Beech Inc. (“JAB” or “Parent”) and Purchaser are members, is a Luxembourg based and privately held group focused on long-term investments in companies with premium brands in the consumer goods category. The JAB Group’s portfolio includes a majority stake in Coty Inc., a global leader in beauty, a majority stake in Peet’s Coffee & Tea Inc., a premier specialty coffee and tea company, a majority stake in Caribou Coffee Company, Inc. (“Caribou Coffee”), a specialty retailer of high-quality premium coffee products and a majority stake in D.E Master Blenders 1753 N.V., an international coffee and tea company. Aside from its minority stake in Reckitt Benckiser PLC, a global leader in health, hygiene and home products, the JAB Group also owns various luxury leather goods companies including Jimmy Choo, Bally and Belstaff. The assets of the group are overseen by its three senior partners: Peter Harf, Bart Becht and Olivier Goudet. In the ordinary course of its business the JAB Group examines potential investments in or acquisitions of companies in such category.

As part of the Company’s long-term strategic planning process, the Board regularly reviews the near-term and long-term strategy, performance, positioning and operating prospects of the Company with a view toward enhancing stockholder value. These reviews have included consideration, from time to time, of potential strategic alternatives and transactions to enhance stockholder value including a sale transaction.

In March 2012, the Company, after interviewing several candidates, engaged an investment bank as a financial advisor to explore strategic alternatives for the Company, including a possible sale of the Company. Under its engagement, this investment bank began a private process to solicit indications of interest in acquiring the Company. During this process, the investment bank contacted approximately 100 third parties, including private equity firms as well as a number of restaurant companies that could be considered strategic buyers. The Company received various levels of response from potential buyers. Following a six month process, the Company narrowed the field to the three potential buyers that were willing to pay the highest price. Of these three, only Caribou Coffee submitted a final proposal, which was $17.50 per share in cash and stock. However, prior to the consummation of a definitive proposal, Caribou Coffee terminated negotiations because of Caribou Coffee’s acquisition by JAB.

On September 4, 2014, Olivier Goudet, Chief Executive Officer of the JAB Group, met with David Einhorn, the Principal of Greenlight Capital Inc. (“Greenlight Capital”), the Company’s largest stockholder. Mr. Goudet indicated to Mr. Einhorn that JAB would be interested in acquiring the Company for a price of $18.00 per Share.

On September 8, 2014, Mr. Einhorn, contacted Nelson Heumann, the Chairman of the Company’s board of directors, and informed Mr. Heumann that Mr. Einhorn had been contacted by two potential strategic buyers, one of whom was JAB. Mr. Einhorn and Mr. Heumann discussed these potential buyers, both of whom had strategic interest in the Company, and the terms of their indications of interest, and agreed that the Company should engage these potential buyers in discussions.

On September 10, 2014, the Company’s board of directors held a telephonic meeting where Mr. Heumann updated the board of directors regarding the interest of the various potential buyers, including each of the potential buyers’ indications of the price per share each may be willing to pay. The Company’s board of directors instructed Mr. Heumann to continue to engage in discussions with these potential buyers as well as to engage in discussions with Greenlight Capital regarding these potential indications of interest.

Also on September 10, 2014, Mr. Goudet and Mr. Einhorn spoke and Mr. Goudet reiterated JAB’s interest in acquiring the Company. Mr. Einhorn advised Mr. Goudet that he believed that any acquisition of the Company would need to be in excess of $18.00 per share. Mr. Goudet informed Mr. Einhorn that JAB would be willing to acquire the Company for a price as high as $18.75 per Share. Mr. Goudet noted that JAB expected that the Company would provide full access to management for due diligence purposes and that it was prepared to move quickly. Mr. Goudet further noted that JAB expected that Greenlight Capital would support any transaction that JAB negotiated with the Company. Mr. Einhorn indicated that he would convey JAB’s interest to the Company.

On September 11, 2014, Mr. Heumann met with Mr. Einhorn to discuss the potential indications of interest as well as the operating prospects for the Company. Mr. Einhorn conveyed to Mr. Heumann the information he had received regarding JAB’s indication of interest. Mr. Heumann informed Mr. Einhorn that the Company’s board of directors considered any bid below $18.00 per share to be too low. Mr. Einhorn agreed with this assessment.

On September 15, 2014, Mr. Goudet spoke with Mr. Einhorn to reaffirm JAB’s interest acquiring the Company. During that discussion, Mr. Einhorn advised Mr. Goudet that he did not believe that the price of $18.75 per share previously suggested would be sufficient for the Company’s board of directors to proceed with a transaction. Mr. Goudet indicated that JAB might be willing to offer a higher price, subject to due diligence, provided that the transaction could be concluded quickly.

On September 15, 2014, Michael Tattersfield, the chief executive officer of Caribou Coffee, as a representative of JAB, contacted Mr. Heumann to discuss JAB’s proposal. During this discussion, Mr. Tattersfield indicated that JAB might be willing to pay up to $19.50 per share in cash, subject to due diligence. Mr. Tattersfield also stated that it was prepared to conduct its due diligence in a one week time frame. Mr. Tattersfield also stated that JAB’s proposal was contingent upon a support agreement from Greenlight Capital. Mr. Heumann asked Mr. Tattersfield for a price higher than $19.50 per share and Mr. Tattersfield indicated that a higher price may be possible once due diligence was completed.

On September 16, 2014, Mr. Heumann informed the Company’s board of directors of JAB’s proposal and called a meeting of the Company’s board of directors for the next day to discuss JAB’s proposal.

On September 16, 2014, the Company provided a draft confidentiality agreement to JAB. The parties negotiated the terms of the confidentiality agreement between September 16 and September 18.

On September 17, 2014, the Company’s board of directors held a telephonic meeting to discuss JAB’s proposal. The Company’s board of directors agreed to allow JAB to conduct its due diligence and to engage in negotiations with JAB.

On September 18, 2014, JAB entered into a confidentiality agreement with the Company and began its diligence of the Company. On the same day the Company, after interviewing several investment banks, hired Stifel to be available to provide a fairness opinion if the parties reach an agreement for such a transaction.

On September 21, 2014, following an introductory call among lawyers on September 20, Skadden, Arps, Slate, Meagher, & Flom LLP, outside counsel to JAB (“Skadden”), sent a draft of a merger agreement and a draft of a support agreement to be entered into by affiliates of Greenlight Capital to the Company. The Company forwarded a copy of the draft support agreement to representatives of Greenlight Capital for their review.

Additionally, between September 15, 2014 and September 22, 2014 Timothy Hennessy, the Chief Financial Officer of Caribou Coffee, as a representative of JAB, and Mr. Heumann had various conversations regarding diligence and other logistics but did not discuss substantive terms of the proposed transaction.

Between September 22, 2014 and September 26, 2014 representatives of JAB, Skadden, and Ernst & Young LLP, JAB’s accounting advisor (“E&Y”) conducted due diligence regarding the Company. Additionally, representatives from Alston & Bird LLP, outside counsel to the Company (“Alston & Bird”), and Skadden negotiated the terms and conditions of the Merger Agreement.

Between September 22, 2014 and September 28, 2014 Greenlight Capital negotiated the terms of the support agreement with JAB and Skadden.

On September 24, 2014 Mr. Tattersfield, Mr. Paci and Mr. Heumann met and discussed diligence and other logistics but did not discuss substantive terms of the proposed transaction.

On September 25, 2014 representatives of JAB, Skadden and E&Y participated in a presentation by the management of the Company, including Mr. Goudet, Mr. Tattersfield, Mr. Paci, Mr. Heumann and other members of the management of the Company participated in a presentation by management regarding the Company.

On September 26, 2014 Mr. Tattersfield contacted Mr. Heumann and reiterated JAB’s offer of $19.50 per share in cash. Mr. Tattersfield also asked for a termination fee in the amount of $15 million, and reiterated JAB’s requirement of a non-solicitation or “no-shop” provision in the Merger Agreement along with the ability to match any superior proposal that the Company may receive following execution of a definitive merger agreement. Mr. Tattersfield also advised Mr. Heumann of JAB’s strong desire to announce a transaction by the end of the weekend. Mr. Heumann responded that the Company’s board of directors would require a higher price in order to agree to a transaction with JAB. Mr. Heumann also indicated to Mr. Tattersfield that the Board may be willing to accept a “no-shop” provision and the ability for JAB to match any superior proposal that may arise after the transaction was announced in exchange for a price per share of $20.50 and for a bifurcated termination fee that would be $6 million for the first 30 days and $15 million thereafter.

Also, on September 26, 2014 the Company’s board of directors held a telephonic meeting to discuss JAB’s proposal. During the meeting, the Company’s General Counsel advised the Company’s board of directors of their fiduciary duties in considering the proposal. The Company’s board of directors discussed the status of the negotiations and JAB’s demands regarding the “no-shop” provision and the termination fee. Mr. Heumann also updated the Company’s board of directors on his negotiations with Mr. Tattersfield. The Company’s board of directors instructed Mr. Heumann to continue to negotiate with Mr. Tattersfield and continue to push for a higher price per share price than $19.50.

Also, on September 26, 2014 Alston & Bird provided Skadden a draft of the Company’s disclosure schedules to the Merger Agreement.

During the course of the day on September 27, 2014 Mr. Tattersfield and Mr. Heumann had several discussions relating to the terms of the potential transaction. Mr. Tattersfield noted that JAB would be willing to increase the offer price to $20.00 per share but would, in addition to the terms that had previously been communicated, require a single termination fee of at least $12 million. Mr. Heumann indicated that he did not believe that such a price would be sufficient for the Company’s board of directors to agree to such terms and requested a higher price.

Following these discussions, later in the day on September 27, 2014 Mr. Heumann and Mr. Einhorn had a discussion regarding JAB’s latest proposal and Mr. Einhorn indicated that Greenlight Capital would be willing to accept a price of $20.25 per share. Mr. Heumann then spoke with Mr. Tattersfield and advised him that he believed the Company and Greenlight Capital would be willing to accept an offer price of $20.25 per share. Mr. Tattersfield advised Mr. Heumann that JAB would be willing to raise the offer price to $20.25 per share if the Company agreed to JAB’s requirements with respect to the “no-shop,” the match rights and termination fee and enter into the Merger Agreement prior to the end of the weekend. Mr. Tattersfield also advised Mr. Heumann that such proposal was subject to approval by JAB’s board of directors and that he would like Mr. Heumann’s commitment to recommend the proposal to the Company’s board of directors. In response, Mr. Heumann acknowledged the timing considerations articulated by Mr. Tattersfield and indicated that he would recommend to the Company’s board of directors that it agree to JAB’s proposal including the termination fee of $12 million, the “no-shop” provision and the ability for JAB to match any superior proposal that may arise after the transaction was announced.

On September 27, 2014 and September 28, 2014 Alston & Bird and Skadden continued to negotiate the terms of the Merger Agreement and the Company disclosure schedules.

On September 28, 2014, the board of directors of JAB and Purchaser approved and adopted the Merger Agreement, the support agreement and the transactions contemplated thereby. Following such approval, Mr. Tattersfield contacted Mr. Heumann to inform him of JAB board’s action. Mr. Tattersfield also advised Mr. Heumann on September 28 that time was of the essence and that he could not be certain that JAB would be willing to offer the price of $20.25 per share if the transaction were not entered into prior to the end of the weekend.

On the evening of September 28, 2014, the Company’s board of directors convened a meeting at its offices in Lakewood, Colorado to discuss the proposed transaction. All of the members of the Company’s board of directors were present in person at the meeting, other than Mr. Meyer, who participated in the meeting by telephone. The Company’s General Counsel and Chief Financial Officer and a representative from Alston & Bird were also present in person at the meeting. Following discussions and deliberations, the Company’s board of directors unanimously approved the Merger Agreement and the transactions contemplated thereby and authorized the execution and delivery of the Merger Agreement. In addition, the Company’s board of directors approved the Merger Agreement, the Offer, the Merger and the support agreement for purposes of and in accordance with Section 203 of the DGCL and the provisions of Article Ninth, Section A of the Company’s Restated Certificate of Incorporation.

The definitive Merger Agreement was executed by representatives of the Company, Parent and Purchaser and the definitive support agreement was executed by Parent, the Purchaser and affiliated funds and accounts managed by Greenlight Capital on the morning of September 29, 2014. The transaction was publicly announced later that morning.

On October 6, 2014, Parent and Purchaser commenced the Offer.

11.	Purpose of the Offer and Plans for the Company; Summary of the Merger Agreement and Certain Other Agreements

Purpose of the Offer and Plans for the Company

The purpose of the Offer and the Merger is for Parent and its affiliates, through Purchaser, to acquire control of, and the entire equity interest in, the Company. Pursuant to the Merger, Parent will acquire all of the stock of the Company not purchased pursuant to the Offer or otherwise. Stockholders of the Company who sell their Shares in the Offer will cease to have any equity interest in the Company or any right to participate in its earnings and future growth. If the Merger is consummated, non-tendering stockholders also will no longer have an equity interest in the Company. On the other hand, after selling their Shares in the Offer or the subsequent Merger, stockholders of the Company will not bear the risk of any decrease in the value of the Company stock.

If the Minimum Tender Condition is satisfied and Purchaser accepts Shares for payment pursuant to the Offer, the Merger will be consummated in accordance with Section 251(h) of the DGCL. See “Summary of the Merger Agreement—The Merger” below. At the effective time of the Merger, the Restated Certificate of Incorporation of the Company will be amended and restated in its entirety to read the same as the certificate of incorporation of Purchaser immediately prior to the effective time of the Merger, except that the name of the surviving corporation will be “Einstein Noah Restaurant Group, Inc.” and so amended will be the certificate of incorporation of the surviving corporation, until further amended. Also at the effective time of the Merger, the Fourth Amended By-laws of the Company will be amended in their entirety to read the same as the bylaws of Purchaser immediately prior to the effective time of the Merger, and so amended will be the bylaws of the surviving corporation until further amended. At the effective time of the Merger, the directors of Purchaser will become the directors of the surviving corporation and the officers of the Company will become the officers of the surviving corporation, each until their respective successors are duly elected or appointed. See “Summary of the Merger Agreement—The Merger” below.

Parent and Purchaser currently plan to continue investing in the Company as a standalone business based in Lakewood, Colorado. Parent and Purchaser may conduct a review of the Company and its assets, corporate structure, capitalization, operations, properties, policies, management and personnel, and will consider what changes would be desirable in light of the circumstances that exist upon completion of the Offer. Parent and Purchaser’s plans may change based on further analysis including changes in the Company’s business, corporate structure, charter, bylaws, capitalization, board of directors and management, although, except as disclosed in this Offer to Purchase, Parent and Purchaser have no current plans with respect to any of such matters.

Except as disclosed in this Offer to Purchase, neither Parent nor Purchaser has any present plans or proposals that would result in an extraordinary corporate transaction involving the Company or any of its subsidiaries, such as a merger, reorganization, liquidation, relocation of operations, or sale or transfer of a material amount of assets, or any material changes in the Company’s capitalization, corporate structure or business. After the Merger, Parent may cause Purchaser to be transferred to one or more of its affiliates for internal structuring reasons, but no such transfer will affect Parent’s obligations under the Merger Agreement.

Summary of the Merger Agreement

The following is a summary of certain provisions of the Merger Agreement. This summary is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (d)(1) to the Schedule TO, and which is incorporated herein by reference. This summary does not purport to be complete and may not contain all of the information about the Merger Agreement that is important to you. We encourage you to carefully read the Merger Agreement in its entirety.

The Merger Agreement has been included to provide you with information regarding its terms. It is not intended to provide any other factual information about the Company, Parent or Purchaser. Such information can be found elsewhere in this Offer to Purchase and in the other public filings the Company makes with the Commission, which are available without charge at www.sec.gov. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of that agreement and as of specific dates, were solely for the benefit of the parties to the Merger Agreement, and may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Accordingly, you should not rely on the representations and warranties as characterizations of the actual state of affairs of the Company without considering the entirety of public disclosure about the Company as set forth in the Company’s filings with the Commission. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in this Offer to Purchase or in other public disclosures by the Company.

The Offer

The Merger Agreement provides for the commencement of the Offer by Purchaser. Purchaser’s obligation to accept for payment and to pay for any Shares that are tendered in the Offer is subject to the satisfaction or waiver, if permitted under the Merger Agreement, of each of the conditions to the Offer that are described in Section 13—“Conditions to the Offer” (each, an “Offer Condition”). Purchaser expressly reserves the right to, in its sole discretion, waive any Offer Condition or modify the terms of the Offer; provided, however, that without the prior written consent of the Company, Purchaser will not: (i) reduce the number of Shares subject to the Offer, (ii) reduce the Offer Price, (iii) waive the Minimum Tender Condition, (iv) add to the Offer Conditions or amend or modify any Offer Condition in any manner adverse to the holders of Shares, (v) extend the expiration time of the Offer beyond the initial expiration time, except as otherwise provided in the Merger Agreement, or (vi) change the form of consideration payable in the Offer.

The Offer is initially scheduled to expire at 12:00 midnight, New York City time, at the end of November 4, 2014, 20 business days following the date of the commencement of the Offer. Purchaser must extend the Offer for any period required by any rule, regulation, interpretation or position of the Commission or its staff that is applicable to the Offer. In addition, if, at the time as of which the Offer is scheduled to expire, any Offer Condition has not been satisfied or waived, Purchaser may, in its sole discretion, extend the period of time during which the Offer remains open on one or more occasions in increments of no more than 20 business days (with the length of such period to be determined by Parent) until the termination of the Merger Agreement. If, at any then-scheduled expiration time of the offer, any Offer Condition has not been satisfied or waived, Purchaser will extend such expiration time at the request of the Company on one or more occasions, for additional periods of up to 20 business days per extension (with the length of such periods to be determined by Parent), until the earlier of the termination of the Merger Agreement or the Termination Date. Purchaser may, in its sole discretion, make available a “subsequent offering period” in accordance with Exchange Act Rule 14d-11.

The Merger Agreement further provides that, on the terms of and subject to the conditions to the Offer, Purchaser will accept for payment all Shares that are validly tendered in the Offer and not withdrawn as soon as practicable after the expiration time of the Offer (as it may be extended or re-extended) pursuant to the Offer.

If, between the date of the Merger Agreement and the date on which any particular Share is accepted for payment pursuant to the Offer, the outstanding Shares are changed into a different number or class of shares by reason of a reclassification, stock split (including a reverse stock split), stock dividend, distribution or division, recapitalization, merger, issuer tender offer or issuer exchange offer or other similar transaction, the Offer Price will be appropriately adjusted.

Appointment of Directors after Acceptance for Payment of Shares Tendered in the Offer

The Merger Agreement provides that, in the event that the Merger does not occur within two business days of the date and time at which Purchaser first accepts Shares for payment (the “Acceptance Time”) (so long as Parent and Purchaser beneficially own a majority of the outstanding Shares), Parent and the Company will reasonably cooperate to cause the appointment to the Company Board of a number of directors designated by Purchaser rounded up to the next whole number, equal to the product of (1) the total number of directors on the board of directors of the Company (giving effect to the directors elected or designated by Purchaser) and (2) the percentage of the outstanding Shares (determined on a fully-diluted basis) then beneficially owned by Parent and Purchaser. Notwithstanding such provisions, at all times prior to the effective time of the Merger, at least two members of the board of directors of the Company shall be individuals who were directors of the Company on the date of the Merger Agreement (“Existing Directors”).

The Merger Agreement provides that prior to the effective time of the Merger if Purchaser’s designees constitute a majority of the board of directors of the Company, the approval of a majority of the Existing Directors will be required to (and such authorization shall constitute the authorization of the Company Board and no other action on the part of the Company, including any action by any other director of the Company, shall be required to): (i) amend, modify or terminate the Merger Agreement on behalf of the Company, (ii) exercise or waive any of the Company rights or remedies under the Merger Agreement, (iii) extend the time for the performance of any of the obligations of Parent or Purchaser under the Merger Agreement or (iv) enforce any obligation of Parent or Purchaser under the Merger Agreement.

The Merger

The Merger Agreement provides for the merger of Purchaser with and into the Company upon the terms, and subject to the conditions, of the Merger Agreement. As the Surviving Corporation, the Company will continue to exist following the Merger as an indirect wholly-owned subsidiary of Parent.

Upon consummation of the Merger, the directors of Purchaser will be the initial directors of the Surviving Corporation and the officers of the Company (unless otherwise agreed by Parent and the Company) will be the initial officers of the Surviving Corporation. At the effective time of the Merger, the Restated Certificate of Incorporation of the Company will be amended in its entirety to read the same as the certificate of incorporation of Purchaser, and the Fourth Amended By-laws of the Company will be amended in their entirety to read the same as the bylaws of Purchaser immediately prior to the effective time of the Merger, each until further amended as provided in accordance with their terms or in accordance with applicable law.

Effective Time

The Merger will be effective at the time the certificate of merger (the “Certificate of Merger”) is filed with the Secretary of State of the State of Delaware or such later time as specified in the Certificate of Merger and agreed to by the Company and Parent in writing. Parent expects to complete the Merger as soon as practicable after the Acceptance Time and the satisfaction or waiver of all other closing conditions. Unless otherwise agreed by the parties to the Merger Agreement, the parties are required to close the Merger as promptly as possible after the Acceptance Time and no later than the first business day after the satisfaction or waiver of the conditions (other than those conditions that by their nature are to be satisfied only at the closing, but subject to the satisfaction or waiver of those conditions at such time). The conditions of the closing of the Merger are described below under the caption “Conditions to the Merger.”

Merger Consideration

Each Share issued and outstanding immediately prior to the effective time of the Merger will be converted into the right to receive the per-Share Merger consideration of $20.25 in cash, without interest and less any applicable withholding taxes, other than the following Shares:

•	Shares owned by Parent, Purchaser or any other affiliate of Parent that are directly or indirectly wholly owned by the ultimate parent of Parent;

•	Shares owned by the Company or any direct or indirect wholly-owned subsidiary of the Company; and

•	Shares owned by stockholders who have perfected and not withdrawn a demand for appraisal rights pursuant to Sections 262 of the DCCL, as described in further detail in Section 15 “Certain Legal Matters—Dissenters’ Rights.”

Subject to the above exceptions, after the effective time of the Merger, each holder of any Shares will no longer have any rights with respect to the Shares, except for the right to receive the per-Share Merger consideration.

Payment for the Shares

The Depositary will act as the paying agent for the benefit of the holders of Shares. At or immediately following the effective time of the Merger, Parent will deposit or cause to be deposited with the Depositary a cash amount in immediately available funds to pay the aggregate Merger consideration payable to the Company stockholders.

Promptly after the effective time of the Merger, and in any event within five business days thereafter, the Surviving Corporation will cause the paying agent to send the Company stockholders (or, in the case of “street holders,” deliver to the DTC) a letter of transmittal and instructions advising the Company stockholders how to surrender Shares in exchange for the per-Share Merger consideration. The paying agent will pay the Company stockholders the aggregate per-Share Merger consideration to which such stockholders are entitled after such stockholders have provided to the paying agent such stockholders’ signed letter of transmittal together with a certificate or book-entry shares, and any other items specified by the letter of transmittal. Interest will not be paid or accrue in respect of the per-Share Merger consideration. The Surviving Corporation or the paying agent will reduce the amount of any per-Share Merger consideration paid to the Company stockholders by any applicable withholding taxes.

Following the effective time of the Merger, there will be no further transfer of Shares.

If the Company stockholders have lost a certificate, or if it has been stolen or destroyed, then before such stockholders will be entitled to receive the per-Share Merger consideration, such stockholders will be required to provide an affidavit of the loss, theft or destruction, and if required by Parent, post a bond in a reasonable amount and upon reasonable terms as may be required by Parent as indemnity against any claim that may be made against Parent or the Surviving Corporation with respect to such certificate. These procedures will be described in the letter of transmittal and related instructions that the Company stockholders will receive, which the Company stockholders should read carefully and in their entirety.

If any cash deposited with the paying agent is not claimed within one year following the effective time of the Merger, such cash will be delivered to the surviving corporation or Parent, at Parent’s election. Holders of Shares who have not received payment due to non-compliance with the exchange procedures shall be entitled to look only to the Surviving Corporation with respect to payment of the per-Share Merger consideration.

Treatment of Company Options and Other Awards Under Company Stock Plans

Company Options. Prior to, and effective as of, the effective time of the Merger, the Company will take all necessary action to accelerate the vesting of each outstanding option to purchase shares of common stock under the Company’s stock plans that is outstanding as of immediately prior to the effective time of the Merger. At the effective time of the Merger, each such option outstanding immediately prior to the effective time (whether vested or unvested), will be cancelled and converted into the right to receive, as soon as reasonably practicable after the effective time of the Merger, a cash payment equal to the product of (x) the total number of shares of common stock subject to such option and (y) the amount, if any, by which the Offer Price exceeds the exercise price per share under such option, less any applicable tax withholding. Options where the exercise price per share, as adjusted, is equal to or greater than the Offer Price will be cancelled as of the effective time of the Merger for no value and without payment.

Company Share Units. At the effective time of the Merger, each outstanding award of a right (other than awards of the Company options) entitling the holder of such award to shares or cash equal to or based on the value of shares, including any restricted stock units, issued pursuant to any of the Company’s stock plans that is outstanding as of immediately prior to the effective time of the Merger (whether vested or unvested) will be cancelled and converted automatically into the right to receive, as promptly as reasonably practicable following the effective time of the Merger, a cash payment equal to the product of (x) the number of shares subject to such share award and (y) the Offer Price, less any applicable tax withholding. At the effective time of the Merger, each holder of any such share award will cease to have any rights with respect to such award, except the right to receive the Offer Price in accordance with the Merger Agreement.

Representations and Warranties

In the Merger Agreement, the Company made representations and warranties relating to, among other things:

•	the corporate organization, good standing and qualification of the Company and our subsidiaries;

•	the Company’s capital structure;

•	the Company’s corporate power and authority to enter into the Merger Agreement;

•	the due execution and delivery by the Company of the Merger Agreement and the enforceability of the Merger Agreement against the Company;

•	required regulatory filings, consents and approvals of governmental entities;

•	the absence of conflicts with the Company’s organizational documents, applicable law or contracts to which the Company or any of our subsidiaries is a party;

•	the Company’s financial statements and filings with the Commission;

•	the Company’s disclosure controls and procedures;

•	the absence of undisclosed liabilities;

•	the absence of certain changes since December 31, 2013;

•	the absence of legal proceedings involving the Company and our subsidiaries;

•	employee benefits;

•	the Company’s compliance with laws and its possession of, and compliance with, permits;

•	material contracts;

•	the Company’s real properties;

•	the accuracy of the information set forth in this Schedule TO or in other offer documents;

•	environmental matters;

•	taxes;

•	labor matters;

•	intellectual property;

•	the Company’s insurance coverage;

•	the Company’s suppliers and customers;

•	the absence of any transactions with affiliates of the Company;

•	the inapplicability of takeover statutes on the Merger; and

•	brokers and finders.

In the Merger Agreement, Parent and Purchaser each made representations and warranties relating to, among other things:

•	the corporate organization, good standing and qualification of Parent and Purchaser;

•	Parent’s and Purchaser’s corporate power and authority to enter into and consummate the transactions contemplated by the Merger Agreement;

•	the due execution and delivery by Parent and Purchaser of the Merger Agreement and the enforceability of the Merger Agreement against Parent and Purchaser;

•	required regulatory filings, consents and approvals of governmental entities;

•	the absence of conflicts with the organizational documents of Parent or Purchaser, applicable law or contracts to which Parent or Purchaser is a party;

•	the availability of the funds necessary to pay all amounts to be paid by Parent in connection with the Merger Agreement;

•	the absence of legal proceedings involving Parent or Purchaser;

•	the ownership and operation of Purchaser;

•	the accuracy of the information supplied by Parent for inclusion in the solicitation/recommendation statement and the offer documents;

•	brokers and finders; and

•	Parent’s and Purchaser’s ownership of Shares.

Many of the Company’s representations and warranties are qualified by a Material Adverse Effect standard. For purposes of the Merger Agreement, “Material Adverse Effect” is defined to mean:

Any change, state of facts, circumstance, event or development that (a) has a material adverse effect on the financial condition, business or results of operations of the Company and its subsidiaries taken as a whole or (b) the ability of the Company to consummate the transactions contemplated by the Merger Agreement.

Material Adverse Effect shall not include for purposes of clause (a) above subject to certain exceptions, any change, state of facts, circumstance, event or development arising out of, resulting from or attributable to the following:

•	effects resulting from changes in the economy, political conditions or financial markets generally in the United States or other countries in which the Company conducts material operations or sources material supplies or that are the result of acts of war or terrorism;

•	effects resulting from changes that are the result of factors generally affecting the industries in which the Company and its subsidiaries operate, including changes in raw material costs;

•	effects resulting from changes in United States generally accepted accounting principles or rules and policies of the Public Company Accounting Oversight Board or changes in applicable law or changes in interpretations of applicable law;

•	effects resulting from (i) any failure by the Company to meet any estimates of revenues or earnings by the Company or analysts or (ii) change in the market value or trading volume of Shares for any period ending on or after the date of the Merger Agreement;

•	effects directly resulting from the public announcement or pendency of the Offer, the Merger or the other transactions contemplated by the Merger Agreement (including, for the avoidance of doubt, (i) any loss of revenue or earnings, or (ii) the impact thereof on the relationships, contractual or otherwise, of the Company or any of its Subsidiaries with employees, customers, suppliers or business partners, in each case solely to the extent resulting from such public announcement or pendency);

•	any effect relating to fluctuations in the value of any currency;

•	any effect relating to any action taken by the Company with Parent’s consent or required expressly by the Merger Agreement or any action not taken by the Company to the extent such action is expressly prohibited by the Merger Agreement without the prior consent of Parent and Parent has not consented to such action; and

•	the existence, occurrence or continuation of any earthquakes, floods, hurricanes, tropical storms, fires or other natural disasters or any national, international or regional calamity.

Conduct of Business Prior to Closing

The Company has agreed in the Merger Agreement that, until the effective time of the Merger, except as required by applicable law or expressly provided by the Merger Agreement, the Company shall and shall cause its subsidiaries to:

•	conduct the Company’s business in all material respects in the ordinary and usual course; and

•	use commercially reasonable efforts to preserve the material components of the Company’s business organizations intact and maintain existing relations and goodwill with governmental entities, material customers, material suppliers, licensors, licensees, distributors, creditors and lessors, key employees and independent contractors, and material service providers, agents and business associates and keep available the services of the Company’s and its subsidiaries’ present officers and key employees; provided, however, that the Company and its subsidiaries shall not, without Parent’s prior written consent, put in place any new retention program or include additional personnel in any existing retention programs.

The Company has also agreed that, until the effective time of the Merger, except as expressly required by the Merger Agreement, with the prior written consent of Parent or as set forth in the disclosure schedule that the Company delivered to Parent in connection with the execution of the Merger Agreement, the Company will not and will not permit its subsidiaries to:

•	adopt or propose any change in its organizational or governing instruments;

•	merge or consolidate the Company or any of its subsidiaries (except for transactions solely among the Company’s wholly-owned subsidiaries that do not violate instruments binding on, or are not expected to materially increase net tax liability of, the Company and its subsidiaries);

•	acquire any stock or assets other than (A) raw materials, supplies, equipment, inventory, third-party software and capital, in the ordinary course of business, or (B) in an amount of not more than $100,000 in any transaction or related series of transactions or $300,000 in the aggregate;

•	issue, sell, transfer or otherwise dispose of any shares of capital stock of the Company or its subsidiaries, any debt securities of the Company or its subsidiaries that provide voting rights to the holders thereof or any rights to acquire the Company’s capital stock (other than issuance or transfer of common stock pursuant to outstanding awards under the Company’s equity award plans);

•	make any loans, advances, guarantees, capital contributions or investments (other than to the Company or any of its wholly-owned subsidiaries) in excess of $100,000 in any transaction or series of related transactions or $200,000 in the aggregate;

•	amend, supplement, replace, refinance, terminate or otherwise modify the Company’s existing credit agreement;

•	declare or pay any dividend (except for the payment of a dividend of $0.13 per share on October 15, 2014 and for dividends paid by any of the Company’s subsidiaries to the Company or to one of its wholly-owned subsidiaries) or enter into any contract with respect to the voting of the Company’s capital stock;

•	adjust, reclassify, split, combine or subdivide, or redeem, purchase or otherwise acquire the Company’s capital stock;

•	incur, alter, amend or modify any indebtedness or guarantee a third party’s indebtedness (except for ordinary course indebtedness for borrowed money consistent with past practice that does not exceed $200,000 in the aggregate);

•	make or authorize any capital expenditures materially in excess of the amount reflected in the Company’s capital expenditure budget as disclosed to Parent;

•	make any material changes in accounting policies or procedures, except as required by changes in GAAP;

•	release, assign, settle or satisfy any action or other liabilities or obligations for an amount (not covered by insurance) above $100,000 individually or $200,000 in the aggregate or providing for non-monetary relief (except for provisions in a settlement agreement relating to confidentiality, non-disparagement, releases and agreements not to sue);

•	amend or modify, in any material respect, or terminate any material contract, or enter into any contract that would be classified as a material contract under the Merger Agreement, other than in the ordinary course of business;

•	amend or modify, in any material respect, or terminate any material lease or material permit, other than in the ordinary course of business;

•	other than in the ordinary course of business or to the extent required by law, make any material tax election, amend any tax return with respect to a material amount of taxes, settle any controversy with respect to a material amount of taxes or change any method of tax accounting;

•	transfer, sell, encumber or otherwise dispose of any material intellectual property, other than non-exclusive licenses granted in the ordinary course of business;

•	transfer, sell, create a lien on (other than certain permitted encumbrances) or otherwise dispose of any material assets, licenses, product lines or businesses, except for in connection with dispositions of the Company products or inventory in the ordinary course of business, sales of obsolete assets or other dispositions of not more than $100,000 in any transaction or series of related transactions or $300,000 in the aggregate;

•	terminate any executive officers or hire any new employees, unless such hire is in the ordinary course of business consistent with past practice;

•	adopt, enter into, amend, terminate or extend any collective bargaining agreement;

•	except as required pursuant to existing written, binding agreements or by applicable law grant or provide any severance or termination payments or benefits to any director, officer or, other than in the ordinary course of business, non-officer employees;

•	increase the compensation, bonus or benefits of, pay any bonus to, or make any new equity awards to any director, officer or, other than in the ordinary course of business consistent with past practice, non-officer employee (except for base salary increases or bonuses of not more than $20,000 in the aggregate awarded to non-officer employees in the ordinary course of business);

•	establish, adopt, amend or terminate any Company benefit plan (except as required by law) or amend the terms of any outstanding equity-based awards;

•	accelerate vesting or payment, or fund or secure payment, of compensation or benefits under any Company benefit plan (if not already contemplated by such plan);

•	materially change any actuarial or other assumptions used to calculate funding obligations with respect to any Company benefit plan or to change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP;

•	forgive any loans to directors, officers or key employees of the Company or any of its subsidiaries;

•	unless required by applicable law, reclassify any independent contractor as an employee of the Company or any of its subsidiaries;

•	fail to use commercially reasonable efforts to renew or maintain the Company’s and its subsidiaries’ insurance policies or comparable replacement policies, other than in the ordinary course of business consistent with past practice;

•	enter into any new line of business; or

•	adopt, enter into or effect any plan of complete or partial liquidation, dissolution, reorganization or restructuring.

Subject to certain rights set forth in the Merger Agreement upon its receipt of an unsolicited bona fide written acquisition proposal from another party, the Company has agreed not to take any action that would, or would be reasonably likely to, prevent, materially delay or materially impede the consummation of the Offer, the Merger or the related transactions contemplated by the Merger Agreement.

No Solicitation of Other Offers

Under the Merger Agreement, the Company has agreed that, except as expressly permitted by the Merger Agreement, neither the Company nor any of its subsidiaries will, directly or indirectly, nor shall it authorize or permit their respective representatives to, directly or indirectly:

•	initiate, solicit, knowingly encourage, induce or assist any inquiries, proposals, indications of interest or offers that constitute, or could reasonably be expected to lead to, an acquisition proposal;

•	engage in, continue or otherwise participate in any discussions or negotiations regarding, or provide information relating to the Company or any of its subsidiaries, or provide any access to the Company’s and its subsidiaries’ properties, books, records or personnel that could reasonably be expected to solicit, induce or assist in the making of any proposals or offers that constitute, or could reasonably be expected to lead to, an acquisition proposal;

•	approve, recommend or enter into, any letter of intent or similar document, agreement or commitment, or agreement in principle with respect to an acquisition proposal; or

•	otherwise knowingly facilitate any effort or attempt to make an acquisition proposal.

Notwithstanding these restrictions, prior to the Acceptance Time, if the Company has not breached the no solicitation restrictions summarized above and its other obligations summarized below under the caption “No Solicitation of Other Offers” and “Ability to Change Board Recommendation/Termination in Connection with a Superior Proposal”, the Company may (i) participate in discussions regarding such proposal solely to clarify the terms of such acquisition proposal and may also (ii) provide information requested by a person who has made an unsolicited bona fide written acquisition proposal and (iii) engage in discussions and negotiations with such person, if and only to the extent that, prior to taking any action described in (i) and (ii) above, the Company Board has determined in good faith, after consultation with its outside financial advisors and outside legal counsel, that:

•	failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable law; and

•	based on the information then available to the Company Board, such acquisition proposal either constitutes a superior proposal or would reasonably be expected to lead to a superior proposal.

In addition, in order to provide information to any person making an unsolicited bona fide acquisition proposal, such person must execute a confidentiality agreement on terms not more favorable to such person than those contained in the confidentiality agreement the Company entered into with Parent on September 18, 2014. If the Company provides any information to such person not previously provided to Parent, a copy of such information must be delivered prior to or concurrently with delivery to such person. The Company has agreed to notify Parent promptly (in any event within 24 hours) of receipt by the Company or any of its representatives of any acquisition proposals, inquiries with respect thereto or requests for information, discussions or negotiations, including details regarding the name of the person making such contact, and the material terms and conditions of any proposals or offers. The Company must also provide to Parent copies of any written requests, proposals or offers, including proposed agreements that the Company receives and keep Parent informed, on a current basis of the status and terms of any such proposals or offers, including any changes thereto. In any case, the Company must notify Parent before providing information to, or entering into discussions or negotiations with, any person regarding an acquisition proposal.

The Company has agreed to, and to cause its subsidiaries and its and their respective representatives to, immediately cease and terminate any activities, discussions or negotiations regarding any acquisition proposal that were ongoing when the Merger Agreement was executed. The Company also agreed to request that any person who entered into a confidentiality agreement with the Company prior to the date of the Merger Agreement in connection with a transaction involving, or the acquisition of, the Company or any of its subsidiaries (or any portion thereof) to return or destroy all confidential information previously furnished by the Company or its representatives to such person.

The Merger Agreement defines an “acquisition proposal” as (i) any proposal, indication of interest or offer relating to or that could reasonably be expected to lead to a merger, joint venture, partnership, consolidation, dissolution, liquidation, tender offer, exchange offer, recapitalization, reorganization, share exchange, business combination or similar transaction or series of related transactions involving the Company or any of its significant subsidiaries and (ii) any acquisition by any person of, or proposal or offer, which if consummated would result in any person becoming the beneficial owner of, directly or indirectly, in one or a series of related transactions, 10% or more of the total voting power of any class of equity securities of the Company or those of any of its subsidiaries, or the acquisition, purchase or disposition of the business or 15% or more of the consolidated assets (including equity securities of its subsidiaries), revenues, net income or earnings of the Company and its subsidiaries.

The Merger Agreement defines a “superior proposal” as a bona fide unsolicited written acquisition proposal that would result in any person (or its stockholders) becoming the beneficial owner, directly or indirectly, of more than 80% of the assets (on a consolidated basis) of the Company and its subsidiaries or more than 80% of the total voting power of the equity securities of the Company that the Company Board has determined in good faith, after consultation with its outside financial advisors and outside legal counsel, taking into account, among other things, all legal, financial, regulatory, timing and other aspects of the acquisition proposal, the person making the acquisition proposal (including any break-up fees, expense reimbursement provisions, the availability of financing, and any conditions to consummation relating to financing, regulatory approvals or other conditions beyond the control of the party having the right to invoke the condition) and other aspects of the Acquisition Proposal that the board of directors of the Company deems relevant (i) is more favorable to the Company stockholders (other than Parent and its affiliates) than the transactions contemplated by the Merger Agreement (after taking into account any changes to the terms of the Merger Agreement proposed by Parent and any other information provided by Parent pursuant to the Merger Agreement) and (ii) is reasonably likely to be consummated.

The Company has agreed that it will be responsible for any breach of the no solicitation restrictions contained in the Merger Agreement by its representatives.

In addition to the rights described above, the Company may terminate the Merger Agreement, pay a termination fee and enter into a definitive agreement with respect to a superior proposal under certain circumstances. See “Ability to Change Board Recommendation/Termination in Connection with a Superior Proposal.”

Ability to Change Board Recommendation/Termination in Connection with a Superior Proposal

•	After careful consideration, the Company Board unanimously (a) determined and declared that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to, and in the best interests of the Company and its stockholders; (b) approved and declared advisable, the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, on the terms and subject to the conditions set forth in the Merger Agreement (such approval having been made in accordance with the DGCL); (c) elected that the Merger Agreement and the transactions contemplated thereby be expressly governed by Section 251(h) of the DGCL; (d) approved the Merger Agreement, the Offer, the Merger and the Support Agreement (although the Company is not a party to the Support Agreement) for purposes of and in accordance with Section 203 of the DGCL and the provisions of Article Ninth, Section A of the Company’s Restated Certificate of Incorporation; (e) recommended that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer; and (f) adopted certain other resolutions necessary and appropriate to effect such transactions. As soon as practicable following the consummation of the Offer and subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, Parent, Purchaser and the Company will cause the Merger to become effective without a meeting of the stockholders of the Company to adopt the Merger Agreement in accordance with Section 251(h) of the DGCL.

The Merger Agreement provides that neither the Company Board, nor any committee thereof, shall:

•	fail to include the board’s recommendation in the Schedule 14D-9;
•	withhold, withdraw, qualify or modify (or publicly propose to withhold, withdraw, qualify or modify), in a manner adverse to Parent, the board’s recommendation;

•	publicly approve, recommend or otherwise declare advisable any acquisition proposal; or

•	publicly propose to do any of the foregoing (any action or omission described in this item or the items above being referred to as “Change of Recommendation”).

Furthermore, neither the Company Board nor any committee thereof shall (and shall not publicly propose to) authorize, approve, recommend, declare advisable or permit the Company to enter into any binding or non-binding agreement or arrangement that requires the Company to abandon or terminate the Merger Agreement, the Offer or the Merger, or that relates to any acquisition proposal (an “Alternative Acquisition Agreement”).

However, prior to the Acceptance Time, the Company Board may, under specified circumstances, may make a Change of Recommendation if the Company Board has determined in good faith, after consultation with its outside financial advisors and outside legal counsel, that:

•	failure to take such action would be inconsistent with the Company Board’s fiduciary duties under applicable law; and

•	if such action relates to any acquisition proposal, that such acquisition proposal constitutes a superior proposal.

However, the Company Board may make a Change of Recommendation as described above only if the Company provides Parent with at least four business days’ notice of its intention to take such action and its basis for doing so, including in the case of any acquisition proposal the name of the person making the acquisition proposal and the material terms and conditions of any proposals or offers (including copies of any written requests, proposals or offers, including proposed agreements), provided that:

•	during the notice period, the Company shall not enter into any Alternative Acquisition Agreement;

•	the Company and its advisors negotiate with Parent (to the extent Parent desires to negotiate) in good faith during such notice period; and

•	following the end of such notice period, after considering any changes to the Merger Agreement proposed by, and other information provided by, Parent during the notice period, the Company Board has determined, after consultation with its outside financial advisors and outside legal counsel, that if such changes were to be made that the Company Board’s failure to make a Change of Recommendation or terminate the Merger Agreement as a result of the acceptance of a superior proposal and enter into an Alternative Acquisition Agreement would be inconsistent with the directors’ fiduciary duties under applicable law and that any superior proposal continues to constitute a superior proposal.

Any material modifications to the financial or other material terms of any superior proposal made to the Company will be deemed a new acquisition proposal that will require giving of new notice to Parent and the commencement of a new four business day notice period, during which the Company must again comply with the requirements summarized above. In addition, if the Company Board decides to terminate the Merger Agreement with Parent following receipt of a superior proposal upon the terms summarized above, the Company must pay the applicable termination fee as described in further detail below under the caption “Termination Fee.”

Agreements to Use Reasonable Best Efforts

Subject to the terms and conditions set forth in the Merger Agreement, the Company and Parent have agreed to cooperate with each other and use, and to cause their respective subsidiaries to use, their respective reasonable best efforts to consummate the Offer, the Merger and the other transactions contemplated by the Merger Agreement as soon as practicable. In furtherance of the foregoing, the Company and Parent agreed to:

•	make a filing under the HSR Act as soon as practicable and in any event no later than October 14, 2014, unless the Company and Parent agree to a different date;

•	use their reasonable best efforts to supply as soon as practicable any additional information and documentary material reasonably requested pursuant to the HSR Act; and

•	use their reasonable best efforts to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable.

The Merger Agreement also requires the Company and Parent to file as promptly as practicable all documentation to effect all necessary notices, reports or other filings and to obtain as promptly as practicable all consents, registrations, approvals, permits and authorizations necessary from any third party or any governmental entity in connection with the Offer, the Merger and the other transactions contemplated by the Merger Agreement.

Nothing in the Merger Agreement requires the Company or Parent, or permits the Company to take or consent to any action that would be reasonably likely to result in a material adverse effect on the business, financial condition or results of operations of the Company and its subsidiaries, taken as a whole, or Parent and its subsidiaries, taken as a whole.

Subject to reasonable limitations limiting access to outside counsel, each of the Company and Parent also agreed to keep the other apprised of the status of matters relating to completion of the transactions contemplated by the Merger Agreement, including promptly furnishing the other party:

•	all information as may be reasonably required for the preparation and submission of any filing, notice or application made to any third party and/or any governmental entity in connection with the Offer, the Merger and the other transactions contemplated by the Merger Agreement;

•	notice of any material oral or written communication from any governmental entity regarding such filings, or such transactions; and

•	copies of notices, correspondence and communications received from third parties or any governmental entity with respect to the Offer, the Merger and the other transactions contemplated by the Merger Agreement and, except as prohibited by law.

In addition, subject to reasonable limitations limiting access to outside counsel, each of the Company and Parent also agreed to permit the other party to attend and participate in substantive communications and meetings with governmental entities with respect to any filings, investigation or other inquiry relating to the Offer, the Merger or other transactions contemplated by the Merger Agreement. Subject to consultation with the Company and other limitations set forth in the Merger Agreement, Parent has the right to direct all matters with any governmental entity.

Financing

If requested by Parent, the Company has agreed to cooperate with Parent in connection with any third-party equity or debt financing undertaken by Parent or its affiliates in connection with the transactions contemplated by the Merger Agreement, including the replacement or repayment of Parent’s existing financing arrangements in whole or in part and the funding and operation of the Surviving Corporation following the effective time of the Merger. The Offer and the Merger are not subject to a financing condition, as described above.

Parent has agreed to reimburse the Company for all reasonable and documented out-of-pocket fees and expenses of the Company and its subsidiaries and all reasonable and documented fees and expenses of the Company’s counsel and accountants incurred in connection with the Company’s cooperation in connection with the financing, and to indemnify and hold harmless the Company, its subsidiaries and its affiliates against any claim, loss, damage, injury, liability, judgment, award, penalty, fine, tax, cost, expense or settlement payment incurred as a result of such cooperation.

Fees and Expenses

Except as described above under “Financing”, whether or not the Merger is consummated, all costs and expenses incurred in connection with the Offer, the Merger Agreement and the Merger and the other transactions contemplated by the Merger Agreement will be paid by the party incurring such expense.

Indemnification and Insurance

The Merger Agreement provides that all existing rights to indemnification that the present and former directors and officers of the Company and its subsidiaries are entitled to that are contained in the organizational documents of the Company or any of its subsidiaries as in effect as of September 29, 2014, or as provided in any indemnification agreements between the Company and any such person as in effect as of September 29, 2014, will survive the Merger and will be observed by the Surviving Corporation to the fullest extent permitted by Delaware law.

Prior to the effective time of the Merger, Parent or the surviving corporation shall be required to purchase a tail policy to the Company’s current policy of directors’ and officers’ liability insurance for a period of six years from the effective time of the Merger. Such policy will cover claims arising from facts or events that occurred on or before the effective time of the Merger and will contain coverage and amounts at least as favorable to the indemnified parties as the coverage currently provided by the Company’s current directors’ and officers’ liability insurance policies in the aggregate. The cost of such tail policy will not exceed three times the annual premium currently paid by the Company for such insurance and, if the premium for tail insurance coverage would exceed such amount, Parent or the Surviving Corporation shall be obligated to obtain a policy or policies with the greatest coverage available for a cost not exceeding such amount.

Employee Benefits

For a period of one year following the effective time of the Merger, Parent shall cause the Surviving Corporation and its subsidiaries to provide each employee of the Company and any subsidiary who continues to be employed by the surviving corporation or any subsidiary thereof with compensation, severance benefits, other employee benefits (except for retention benefits), health and welfare benefits and benefits under any 401(k) plan that is at least substantially comparable in the aggregate to that provided to such continuing employees immediately prior to the execution of the Merger Agreement.

Parent will cause the Surviving Corporation to recognize accrued but unused personal, sick or vacation time to which any continuing employee is entitled pursuant to policies applicable to such continuing employee immediately prior to the effective time of the Merger.

Parent has agreed that continuing employees under any severance, health, welfare benefit plan or 401(k) plans of Parent or the Surviving Corporation following the effective time of the Merger will be credited for service with the Company prior to the effective time of the Merger to the extent that such service is relevant under such plans and recognized under corresponding the Company plans prior to the effective time of the Merger. Additionally, Parent has agreed that the pre-existing condition and eligibility limitations for continuing employees under health and welfare plans will be waived for the plan year in which the Merger occurs and that amounts paid by, and amounts reimbursed to, continuing employees under similar plans maintained by the Company and our subsidiaries immediately prior to the effective time of the Merger will be given effect in determining any deductibles and maximum out of pocket limitations. Also, Parent will cause its subsidiaries (including the

Surviving Corporation) to honor, in accordance with its terms, each Company Benefit Plan (as defined in the Merger Agreement) and all obligations thereunder, including any rights or benefits arising as a result of the transactions contemplated in the Merger Agreement.

With respect to the annual bonus for which any employee of the Company or any of its subsidiaries is eligible under any of the Company’s annual incentive plans, if any, prior to the effective time of the Merger, the Company has agreed to administer each such plan in accordance with its terms consistent with past practices in the ordinary course of business.

Other Covenants

The Merger Agreement contains additional agreements between the Company and Parent relating to, among other things:

•	Parent’s reasonable access to the Company’s employees, properties, books, contracts and records between the date of the Merger Agreement and the effective time of the Merger (subject to applicable legal obligations and restrictions);

•	actions necessary to enable the delisting by the Surviving Corporation of the shares from NASDAQ and the deregistration of the shares under the Exchange Act as promptly as practicable after the effective time of the Merger;

•	press releases and other public announcements relating to the Offer, the Merger and the transactions contemplated by the Merger Agreement;

•	the actions necessary if state takeover laws are or become applicable to the Offer or the Merger or other transactions contemplated by the Merger Agreement to ensure that the transactions contemplated by the Merger Agreement may be consummated as promptly as practicable;

•	control of stockholder litigation;

•	the notification of certain matters; and

•	the actions necessary to cause the dispositions of certain common stock and equity-based securities by directors and officers of the Company pursuant to the Merger Agreement to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Conditions to the Merger

Conditions to Each Party’s Obligations. Each party’s obligation to effect the Merger is subject to the satisfaction or waiver at or prior to the effective time of the Merger of the following conditions:

•	no law or injunction shall have been issued or enacted by any court or governmental entity that restrains, enjoins or otherwise prohibits consummation of the Merger or the other transactions contemplated by the Merger Agreement;

•	no governmental entity shall have instituted any action (which remains pending at what would otherwise be the effective time of the Merger) before any court seeking to restrain, enjoin or otherwise prohibit consummation of the Merger and the other transactions contemplated by the Merger Agreement; and

•	Purchaser shall have accepted for payment and purchased all Shares validly tendered and not withdrawn pursuant to the Offer (provided that the purchase of Shares pursuant to the Offer shall not be a condition to the obligations of Parent and Purchaser under the Merger Agreement if Purchaser fails to accept for payment and pay for Shares pursuant to the Offer in violation of the terms of the Merger Agreement or the Offer).

Termination of the Merger Agreement

The Merger Agreement may be terminated and the Offer and the Merger may be abandoned at any time prior to the effective time of the Merger by mutual written consent of the Company and Parent.

The Merger Agreement may be terminated and the Offer and the Merger may be abandoned at any time prior to the effective time of the Merger by either the Company or Parent if:

•	the Acceptance Time has not occurred by March 31, 2015; provided, that if the HSR Condition has not been satisfied or waived prior to the Acceptance Time and each of the other applicable Offer Conditions has been satisfied or waived or remains capable of satisfaction, any party shall be entitled to extend the Termination Date through April 30, 2015 by written notice to the other parties for the purpose of satisfying such conditions (such date, including any permitted extensions thereof, the “Termination Date”); or

•	any order permanently restraining, enjoining or otherwise prohibiting consummation of the Offer or the Merger becomes final and non-appealable.

However, a party may not terminate the Merger Agreement pursuant to the above provisions if such party has breached in any material respect its obligations under the Merger Agreement in any manner that primarily contributed to the occurrence of the failure of such condition to the consummation of the Offer or the Merger.

The Merger Agreement may be terminated by the Company, in which case, the Offer and the Merger shall be abandoned:

•	if prior to the Acceptance Time, Parent or Purchaser has breached or failed to perform any of its representations, warranties, covenants or agreements under the Merger Agreement that has resulted or would reasonably be expected to result in the failure of Parent or Purchaser to consummate the transactions contemplated by the Merger Agreement, including the Offer and the Merger, in accordance with the terms of the Merger Agreement, and such breach or condition is not curable by the Termination Date, or if curable, is not cured by such date, and the Company provides Parent with at least 30 days written notice prior to such termination and the Company is not otherwise in material breach of any of its covenants or agreements; or

•	in order to accept a “superior proposal” and the Company Board authorizes the Company to enter into an Alternative Acquisition Agreement for the superior proposal, provided that, at such time, the Company has complied with the obligations summarized in “No Solicitation of Other Offers” and the Company pays Parent the required Termination Fee prior to or concurrently with the termination.

The Merger Agreement may be terminated and the Offer and the Merger may be abandoned by Parent, if:

•	the Company Board makes a Change of Recommendation or the Company breaches is obligations summarized in “No Solicitation of Other Offers” or “Ability to Change Board Recommendation/ Termination in Connection with a Superior Proposal”;

•	following the receipt or public announcement of an acquisition proposal, the Company Board fails to reaffirm its recommendation of the Merger within four business days after receipt of any reasonable request to do so from Parent;

•	following public disclosure of a tender offer or exchange offer for 20% or more of outstanding Shares (other than by Parent or its affiliates), the Company Board fails to recommend against such tender offer or exchange offer within 10 business days after the commencement of such tender offer or exchange offer; or

•

prior to the Acceptance Time, the Company has breached or failed to perform any of its representations, warranties, covenants or agreements under the Merger Agreement, such that certain Offer conditions are not satisfied and such breach or condition is not curable or not cured by the

Termination Date, and Parent provides the Company with at least 30 days written notice prior to such termination and Parent and Purchaser are not otherwise in material breach of any of their respective covenants or agreements under the Merger Agreement.

Termination Fee

If the Merger Agreement is terminated and the Offer and the Merger are abandoned by the Company or by Parent or Purchaser under the situations described in further detail below, the Company may be required to pay a Termination Fee to Parent.

The Company must pay the Termination Fee to Parent if:

•	the Company or Parent terminates the Merger Agreement because the Acceptance Time has not occurred by the Termination Date, and at the time of such termination:

•	an acquisition proposal has been publicly disclosed and not clearly withdrawn in good faith before the Termination Date; and

•	within 12 months after termination of the Merger Agreement, the Company or any of its subsidiaries enters into an agreement or consummates a transaction involving an acquisition proposal (in the case of a sale of equity securities or assets, for 50% or more of the total voting power or of any class of equity securities of the Company or those of any of its subsidiaries, or the acquisition, purchase or disposition of the business or 50% or more of the consolidated assets (including equity securities of its subsidiaries), revenues, net income or earnings of the Company and its subsidiaries outside the ordinary course of business), in each case whether or not such acquisition proposal is the same as the original acquisition proposal referenced above;

•	Parent terminates the Merger Agreement because the Company has breached its representations, warranties, covenants or agreements under the Merger Agreement such that certain Offer Conditions are not satisfied and:

•	an acquisition proposal has been publicly disclosed and not clearly withdrawn in good faith before the Termination Date; and

•	within 12 months after the termination of the Merger Agreement the Company or any of its subsidiaries enters into an agreement or consummates a transaction involving an acquisition proposal (in the case of a sale of equity securities or assets, for 50% or more of the total voting power or of any class of equity securities of the Company or those of any of its subsidiaries, or the acquisition, purchase or disposition of the business or 50% or more of the consolidated assets (including equity securities of its subsidiaries), revenues, net income or earnings of the Company and its subsidiaries outside the ordinary course of business), in each case whether or not such acquisition proposal is the same as the original acquisition proposal referenced above;

•	the Company terminates the Merger Agreement in order to accept a superior proposal and enter into an Alternative Acquisition Agreement related to such superior proposal after complying with the obligations summarized in “No Solicitation of Other Offers” and “Ability to Change Board Recommendation/Termination in Connection with a Superior Proposal”; or

•	Parent terminates the Merger Agreement because:

•	the Company Board makes a Change of Recommendation or the Company has breached its obligations summarized in “No Solicitation of Other Offers” or “Ability to Change Board Recommendation/Termination in Connection with a Superior Proposal”;

•	following receipt or public announcement of an acquisition proposal, the Company Board fails to reaffirm its recommendation within four business days after receipt of any reasonable request to do so from Parent; or

•	following the public disclosure of a tender offer or exchange offer for 20% or more of outstanding shares of the Company’s common stock (other than by Parent or its affiliates), the Company Board fails to recommend against such tender offer or exchange offer within 10 business days after the commencement of such tender offer or exchange offer (any termination contemplated in the items above by Parent or the Company, a “Termination Fee Trigger”).

For purposes of the Merger Agreement, “Termination Fee” shall mean $12,000,000.

The Merger Agreement provides that in no event will the Company be required to pay the Termination Fee on more than one occasion. If the Company pays the Termination Fee to Parent, such Termination Fee shall be Parent’s and Purchaser’s sole and exclusive remedy in circumstances where the termination fee is payable, except where the Company has willfully and materially breached the Merger Agreement, in which case the aggregate amount of damages determined by a court to be payable by the Company shall be reduced by the amount of any Termination Fee previously paid to Parent. The Merger Agreement also provides that if the Company fails to promptly pay the Termination Fee to Parent, and Parent or Purchaser commences a suit in order to obtain such payment, which suit results in a judgment against the Company for the Termination Fee (or a portion thereof), the Company must pay Parent its costs and expenses (including reasonable attorney’s fees) in connection with such suit, together with any applicable interest on the amount of the fee.

Specific Performance

Each of the parties is entitled to specific performance to enforce performance of any covenant or obligation under the Merger Agreement or injunctive relief to prevent any breach thereof.

Amendment, Extension and Waiver

The parties may amend the Merger Agreement by executed written agreement at any time.

At any time before the effective time of the Merger, each of the parties to the Merger Agreement may extend the time for performance or waive compliance with any of the agreements or conditions contained in the Merger Agreement to the extent permitted by applicable law.

JAB Obligation

JAB Holdings BV, an affiliate of Parent, has agreed to cause Parent to perform its payment obligations under the Merger Agreement. Also, the parties agreed that JAB Holdings BV is a party to the Merger Agreement solely for purposes of the foregoing and certain limited provisions.

Transfer Taxes

Except with respect to transfers of Shares not registered on the Company’s books, all transfer, documentary, sales, use, stamp, registration, and other similar taxes and fees (including any penalties and interest thereon) incurred in connection with the Merger shall be paid by Parent and Purchaser when due.

Summary of the Support Agreement

On September 29, 2014, certain stockholders of the Company affiliated with Greenlight entered into a Support Agreement with Purchaser and Parent, pursuant to which, among other things, each such stockholder agreed to validly tender (and deliver any certificates evidencing) Shares, or cause its Shares to be validly tendered, into the Offer promptly following, and in any event no later than the third business day following, the commencement of the Offer. An aggregate of 6,733,469 Shares, or approximately 37.5% of the outstanding Shares are subject to the Support Agreement. The foregoing summary is qualified in its entirety by reference to the complete text of the Support Agreement, which is filed as Exhibit (d)(2) to the Tender Offer Statement on Schedule TO filed by Parent with the Commission on October 6, 2014 and is incorporated herein by reference.

Summary of the Confidentiality Agreement

On September 18, 2014, the Company and Parent entered into a confidentiality agreement (the “Confidentiality Agreement”), pursuant to which, subject to certain exceptions, Parent agreed to keep confidential certain non-public information relating to the Company in connection with a possible transaction with the Company. Parent also agreed under the Confidentiality Agreement not to solicit for hire any Company employee for one year after the date of the Confidentiality Agreement. In addition, Parent agreed, subject to certain exceptions, to a standstill provision pursuant to which Parent agreed not to take certain acquisition-related actions for one year after the date of the Confidentiality Agreement. The foregoing summary is qualified in its entirety by reference to the complete text of the Confidentiality Agreement, which is filed as Exhibit (d)(3) to the Tender Offer Statement on Schedule TO filed by Parent with the Commission on October 6, 2014 and is incorporated herein by reference.

12.	Source and Amount of Funds

Parent and Purchaser estimate that Purchaser will need up to approximately $500 million to purchase all of the Fully Diluted Shares, pay off the Company’s existing debt and pay related fees and expenses, which it plans to finance through the issuance of debt by an affiliate of Parent to a subsidiary of Parent. We do not believe our financial condition is relevant to your decision whether to tender your Shares and accept the Offer because (a) the Offer is being made for all outstanding Shares solely for cash, (b) the Offer is not subject to any financing condition, (c) if we consummate the Offer, we will acquire all remaining Shares for the same price in the Merger, and (d) Parent and/or one or more of its affiliates has, and will arrange for us to have, sufficient funds to purchase all Shares validly tendered in the Offer, and not properly withdrawn prior to the expiration time of the Offer, and to acquire the remaining outstanding Shares in the Merger on the payment date applicable thereto.

13.	Conditions to the Offer

Notwithstanding any other provisions of the Merger Agreement or the Offer, Purchaser will not be required to accept for payment or, subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) under the Exchange Act, pay for any tendered Shares if at any time on or after the date of the commencement of the Offer and prior to the expiration time of the Offer, any of the following events shall occur and be continuing at the then-scheduled expiration time of the Offer:

•	the Minimum Tender Condition shall not have been satisfied;

•	the HSR Condition shall not have been satisfied;

•	(a) the representations and warranties of the Company regarding capital structure, Material Adverse Effect and brokers and finders shall not be true and correct in all respects (other than in de minimis and immaterial respects in the case of capital structure), (b) the representations and warranties of the Company regarding corporate authority, approval and fairness, compliance with the Foreign Corrupt Practices Act and takeover statutes (in each case, disregarding all qualifications and exceptions contained therein regarding materiality or a Material Adverse Effect or any similar standard or qualification) shall not be true and correct in all material respects and (c) the representations and warranties of the Company contained in the Merger Agreement other than those specified in the foregoing clauses (a) and (b) (disregarding all qualifications and exceptions contained therein regarding materiality or a Material Adverse Effect or any similar standard or qualification), shall not be true and correct, except where the failure of any such representation or warranty to be so true and correct would not, individually or in the aggregate, have or be reasonably expected to have a Material Adverse Effect, in the case of each of clauses (a), (b) and (c), as of the date of the Merger Agreement and as of the Acceptance Time as though made on and as of such date (unless any such representation or warranty is made only as of a specific date, in which event such representation or warranty shall be true, complete and correct as of such specific date). Parent shall not have received at the Acceptance Time a certificate signed on behalf of the Company by the Chief Executive Officer of the Company to the effect that the conditions set forth above have been satisfied;

•	the Company shall not have performed in all material respects all obligations required to be performed by it under the Merger Agreement, at or prior to the Acceptance Time, and Parent shall not have received a certificate signed on behalf of the Company by the Chief Executive Officer of the Company to such effect;

•	since the date of the Merger Agreement, there shall have occurred any change, state of facts, circumstance, event or development (including the incurrence of any liabilities of any nature, whether or not accrued, contingent or otherwise) that, individually or in the aggregate, has had, or is reasonably likely to have, a Material Adverse Effect;

•	a court or other federal, state, local, multinational or foreign governmental, administrative or regulatory (including stock exchange) authority, agency, commission, body, court or other legislative, executive or judicial governmental entity (“Governmental Entity”) of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits consummation of the Offer or the other transactions contemplated by the Merger Agreement or the Support Agreement;

•	a Governmental Entity shall have instituted any civil, criminal or administrative actions, suits, claims, oppositions, disputes, litigations, objections, hearings, arbitrations, mediations, investigations, audit, complaint, charge, governmental inquiry or other proceedings, in each case, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Entity or any arbitrator or arbitration panel (which remains pending at what would otherwise be the Acceptance Time) before any Governmental Entity of competent jurisdiction seeking to restrain, enjoin or otherwise prohibit consummation of the Offer and the other transactions contemplated by the Merger Agreement or the Support Agreement;

•	the Merger Agreement shall have been terminated in accordance with its terms.

The foregoing conditions (except for the Minimum Tender Condition) may be waived by Parent or Purchaser in whole or in part at any time and from time to time, subject to the terms of the Merger Agreement.

The foregoing conditions are for the sole benefit of Parent and Purchaser, may be asserted by Parent or Purchaser regardless of the circumstances giving rise to the assertion of any such conditions and may be waived (to the extent permitted by the Merger Agreement and applicable law) by Parent or Purchaser in whole or in part at any time and from time to time in their sole discretion (except for the Minimum Tender Condition), in each case, subject to the terms of the Merger Agreement and the applicable rules and regulations of the Commission. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

Parent acknowledges that (i) any waiver of a condition may require the extension of the Offer and recirculation of new disclosure to the Company’s shareholders, (ii) in the event that a condition is triggered by events occurring prior to the expiration time of the Offer, subject to any good faith delay in determining the underlying facts (including whether or not Parent expects that the failure of a condition to be satisfied due to such events may reasonably be expected to be cured prior to the expiration time of the Offer), Parent shall inform the Company’s shareholders how it intends to proceed promptly, rather than waiting until the expiration time of the Offer, unless the condition is one where satisfaction of the condition may be determined only upon expiration of the Offer or Parent makes a good faith determination that the failure of a condition to be satisfied may reasonably be expected to be cured prior to the expiration time of the Offer, (iii) in the event that Parent accepts shares for payment in the Offer and certain conditions to the Offer have not been satisfied at that time, such conditions will be deemed to have been waived, (iv) Parent shall not, and the terms of the Offer shall not give it the right to, arbitrarily delay enforcement of a known failed condition that is incapable of being satisfied by the expiration of the Offer, such that its Offer would be effectively illusory and (v) in the event that a condition is triggered and Parent makes a definitive determination not to invoke such condition in connection with the Offer, Parent shall publicly announce such determination and waive such condition.

14.	Dividends and Distributions

The Merger Agreement provides that, subject to certain exceptions, including the payment of a cash dividend of $0.13 per share on October 15, 2014, neither the Company nor its subsidiaries will, between the date of the Merger Agreement and the Acceptance Time, declare, accrue, set aside, make or pay any dividend or other distribution payable in cash, stock, property or otherwise, with respect to any of its capital stock (except for dividends paid by the Company’s subsidiaries to the Company). See Section 11—“Purpose of the Offer and Plans for the Company; Summary of the Merger Agreement and Certain Other Agreements—Summary of the Merger Agreement—Covenants.”

15.	Certain Legal Matters

General. Except as otherwise set forth in this Offer to Purchase, based on Parent’s and Purchaser’s review of publicly available filings by the Company with the Commission and other information regarding the Company, Parent and Purchaser are not aware of any licenses or other regulatory permits that appear to be material to the business of the Company and that might be adversely affected by the acquisition of Shares by Purchaser or Parent pursuant to the Offer or of any approval or other action by any governmental, administrative or regulatory agency or authority that would be required for the acquisition or ownership of Shares by Purchaser or Parent pursuant to the Offer. In addition, except as set forth below, Parent and Purchaser are not aware of any filings, approvals or other actions by or with any Governmental Entity or administrative or regulatory agency that would be required for Parent’s and Purchaser’s acquisition or ownership of the Shares. Should any such approval or other action be required, Parent and Purchaser currently expect that such approval or action, except as described below under “State Takeover laws,” would be sought or taken. There can be no assurance that any such approval or action, if needed, would be obtained or, if obtained, that it will be obtained without substantial conditions; and there can be no assurance that, in the event that such approvals were not obtained or such other actions were not taken, adverse consequences might not result to the Company’s business or that certain parts of the Company’s business might not have to be disposed of or held separate. In such an event, the Offerors may not be required to purchase any Shares in the Offer. See Section 13—“Conditions to the Offer.”

Antitrust. Under the HSR Act, and the rules and regulations promulgated thereunder by the U.S. Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated until certain information and documentary material has been furnished for review by the FTC and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. These requirements apply to Parent by virtue of Purchaser’s acquisition of Shares in the Offer (and the Merger).

Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15-calendar-day waiting period following the filing of certain required information and documentary material concerning the Offer (and the Merger) with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. This period will begin when Parent files such Premerger Notification and Report Forms under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger. Under the HSR Act, the required waiting period will expire at 11:59 pm, New York City time on the 15th calendar day after the filing by Parent, unless earlier terminated by the FTC and the Antitrust Division or Parent receives a request for additional information or documentary material (“Second Request”) from either the FTC or the Antitrust Division prior to that time. If a Second Request issues, the waiting period with respect to the Offer (and the Merger) would be extended for an additional period of ten calendar days following the date of Parent’s substantial compliance with that request. If either the 15-day or ten-day waiting period expires on a Saturday, Sunday or federal holiday, then the period is extended until 11:59 p.m. of the next day that is not a Saturday, Sunday or federal holiday. Only one extension of the waiting period pursuant to a Second Request is authorized by the HSR Act rules. After that time, the waiting period could be extended only by court order or with Parent’s consent. The FTC or the Antitrust Division may terminate the additional ten-day waiting period before its expiration. Complying with a Second Request can take a significant period of time. Although the Company is also required to file certain information and documentary material with the FTC and the Antitrust Division in connection with the Offer, neither the Company’s failure to make its filing nor comply with its own Second Request in a timely manner will extend the waiting period with respect to the purchase of Shares in the Offer (and the Merger).

The FTC and the Antitrust Division frequently scrutinize the legality under the U.S. antitrust laws of transactions, such as Purchaser’s acquisition of the Shares in the Offer and the Merger. At any time before or after Purchaser’s purchase of Shares in the Offer and the Merger, the FTC or the Antitrust Division could take any action under the antitrust laws that it either considers necessary or desirable in the public interest, including seeking (1) to enjoin the purchase of Shares in the Offer and the Merger, (2) the divestiture of Shares purchased in the Offer and Merger or (3) the divestiture of substantial assets of Parent, the Company or any of their respective subsidiaries or affiliates. Private parties, as well as state attorneys general, also may bring legal actions under the antitrust laws under certain circumstances. See Section 13—“Conditions to the Offer.”

Parent and the Company also conduct business outside of the United States. However, based on a review of the information currently available relating to the countries and businesses in which Parent and its affiliates and the Company are engaged, Parent and Purchaser believe that no mandatory antitrust premerger notification filing is required outside the United States.

Based upon an examination of publicly available and other information relating to the businesses in which the Company is engaged, Parent and Purchaser believe that the acquisition of Shares in the Offer and the Merger should not violate applicable antitrust laws. Nevertheless, Parent and Purchaser cannot be certain that a challenge to the Offer and the Merger on antitrust grounds will not be made, or, if such challenge is made, what the result will be. See Section 13—“Conditions to the Offer.”

Stockholder Approval. The Company has represented in the Merger Agreement that the execution, delivery and performance of the Merger Agreement by the Company and the consummation by the Company of the Offer and the Merger have been duly and validly authorized by all necessary corporate action on the part of the Company, and no other corporate proceedings on the part of the Company are necessary to authorize the Merger Agreement or to consummate the Offer and the Merger. As described below, a vote of holders of Shares to adopt the Merger Agreement is not required in the event the Merger is consummated pursuant to Section 251(h) of the DGCL, which provides that, if a corporation owns more than 50% of the outstanding shares of each class and series of stock of a subsidiary corporation following the consummation of a tender offer, and subject to certain other conditions and limitations, the corporation holding such stock may merge such subsidiary into itself, or itself into such subsidiary, without any action or vote on the part of the stockholders of such other corporation. According to the Company’s Restated Certificate of Incorporation, the Shares are the only securities of the Company that entitle the holders thereof to voting rights. If, following the purchase of Shares by Purchaser pursuant to the Offer, Purchaser and its affiliates own more than a majority of the outstanding Shares, Purchaser and Parent will be able to complete the Merger without any vote on the adoption of the Merger Agreement by the holders of Shares.

State Takeover laws. A number of states (including Delaware, where the Company is incorporated) have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in those states or which have substantial assets, stockholders, principal executive offices or principal places of business therein.

As a Delaware corporation, the Company is subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 would prevent an “interested stockholder” (generally defined as a person beneficially owning 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (as defined in Section 203) with a Delaware corporation for three years following the date such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares), or (iii) following the transaction in which such person became an interested stockholder, the business combination is (a) approved by the board of directors of the corporation and (b) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. Article Ninth, Section A of the Company’s Restated Certificate of Incorporation requires the Company’s stockholders representing at least 66 2/3% of the outstanding shares to approve any “business transaction” (as defined therein) with any “interested person” (as defined therein) unless a majority of the Board approves such business transaction prior to such interested person becoming an interested person or certain other conditions are satisfied.

The Company has represented to us in the Merger Agreement that the Company has, in accordance with the provisions of Section 203 and the Company’s Restated Certificate of Incorporation, taken all action necessary to exempt the Offer, the Merger, this Agreement, the Support Agreement and the transactions contemplated thereby from Section 203 and Article Ninth of the Company’s Restated Certificate of Incorporation, and that accordingly, neither such section nor any other antitakeover or similar statute or regulation applies to any such transactions. Purchaser has not attempted to comply with any other state takeover statutes in connection with the Offer or the Merger. Purchaser reserves the right to challenge the validity or applicability of any state law allegedly applicable to the Offer, the Merger, the Merger Agreement or the transactions contemplated thereby, and nothing in this Offer to Purchase or any action taken in connection herewith is intended as a waiver of that right. In the event that it is asserted that one or more takeover statutes apply to the Offer or the Merger, and it is not determined by an appropriate court that such statute or statutes do not apply or are invalid as applied to the Offer, the Merger or the Merger Agreement, as applicable, Purchaser may be required to file certain documents with, or receive approvals from, the relevant state authorities, and Purchaser might be unable to accept for payment or purchase Shares tendered pursuant to the Offer or be delayed in continuing or consummating the Offer. In such case, Purchaser may not be obligated to accept for purchase, or pay for, any Shares tendered. See Section 13—“Conditions to the Offer.”

Appraisal Rights. No appraisal rights are available in connection with the Offer. However, under the DGCL, stockholders who do not tender in the Offer will have the right, by fully complying with the applicable provisions of Section 262 of the DGCL, to dissent with respect to the Merger and to receive payment in cash for the “fair value” of their Shares after the Merger is completed. The term “fair value” means the value of the Shares immediately before the Effective Time and may be less than, equal to or greater than the Offer Price.

As described more fully in the Schedule 14D-9, in order to exercise appraisal rights under Section 262 of the DGCL, a stockholder must do all of the following:

•	within the later of the consummation of the Offer and October 26, 2014, deliver to the Company a written demand for appraisal of Shares held, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender their Shares in the Offer; and

•	continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time.

Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so should review the Schedule 14D-9 and Section 262 of the DGCL carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.

The foregoing summary of the rights of the Company’s stockholders to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by the stockholders of the Company desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex II to the Schedule 14D-9.

If any holder of Shares who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses, its, his or her rights to appraisal as provided in the DGCL, the Shares of such stockholder will be converted into the right to receive the price per Share paid in the Merger. A stockholder may withdraw its, his or her demand for appraisal by delivering to us a written withdrawal of its, his or her demand for appraisal and acceptance of the Merger.

Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights. We recommend that any Company stockholders wishing to pursue appraisal rights with respect to the Merger consult their legal advisors.

Any merger or other similar business combination with the Company would also have to comply with any applicable U.S. federal law. In particular, unless the Shares were deregistered under the Exchange Act prior to such transaction, if such merger or other business combination were consummated more than one year after termination of the Offer or did not provide for stockholders to receive cash for their Shares in an amount at least equal to the price paid in the Offer, we may be required to comply with Rule 13e-3 under the Exchange Act. If applicable, Rule 13e-3 would require, among other things, that certain financial information concerning the Company and certain information relating to the fairness of the proposed transaction and the consideration offered to minority stockholders in such a transaction be filed with the SEC and distributed to such stockholders prior to consummation of the transaction.

“Going Private” Transactions. Rule 13e-3 under the Exchange Act is applicable to certain “going private” transactions and may under certain circumstances be applicable to the Merger. However, Rule 13e-3 will be inapplicable if (a) the Shares are deregistered under the Exchange Act prior to the Merger or another business combination or (b) the Merger or other business combination is consummated within one year after the purchase of the Shares pursuant to the Offer and the amount paid per Share in the Merger or other business combination is at least equal to the amount paid per Share in the Offer. Neither Parent nor Purchaser believes that Rule 13e-3 will be applicable to the Merger.

16.	Fees and Expenses

We have retained Citigroup Global Markets Inc. (“Citibank”) and BDT Capital Partners (“BDT”) to act as our financial advisors in connection with our proposal to acquire the Company. Each of Citibank, BDT, the Depositary and the Information Agent will receive customary compensation, reimbursement for reasonable out-of-pocket expenses, and indemnification against certain liabilities in connection with the Offer, including liabilities under the federal securities laws. As part of the services included in such retention, the Information Agent may contact holders of Shares by personal interview, mail, electronic mail, telephone, telex, telegraph and other methods of electronic communication and may request brokers, dealers, commercial banks, trust companies and other nominees to forward the Offer materials to beneficial holders of Shares. In the ordinary course of each of Citibank’s and BDT’s businesses, it and its affiliates may actively trade or hold securities or loans of Parent and the company for its own account or for the accounts of customers and, accordingly Citibank, BDT or their respective affiliates may at any time hold long or short positions in these securities or loans.

Except as set forth above, we will not pay any fees or commissions to any broker or dealer or other person for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will upon request be reimbursed by us for customary mailing and handling expenses incurred by them in forwarding the offering material to their customers.

17.	Miscellaneous

We are not aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If we become aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares, we will make a good faith effort to comply with that state statute or seek to have such statute declared inapplicable to the Offer. If, after a good faith effort, we cannot comply with the state statute, we will not make the Offer to, nor will we accept tenders from or on behalf of, the holders of Shares in that state.

Purchaser and Parent have filed with the Commission the Schedule TO (including exhibits) in accordance with the Exchange Act, furnishing certain additional information with respect to the Offer, and may file amendments thereto. The Schedule TO and any amendments thereto, including exhibits, may be examined and copies may be obtained from the Commission in the manner set forth in Section 8 under “Available Information.”

The Offer does not constitute a solicitation of proxies for any meeting of the Company’s stockholders. Any solicitation that Purchaser or any of its affiliates might seek would be made only pursuant to separate proxy materials complying with the requirements of Section 14(a) of the Exchange Act.

No person has been authorized to give any information or make any representation on behalf of Parent or Purchaser not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

Neither delivery of this Offer to Purchase nor any purchase pursuant to the Offer will, under any circumstances, create any implication that there has been no change in the affairs of Parent, Purchaser, the Company or any of their respective subsidiaries since the date as of which information is furnished or the date of this Offer to Purchase.

JAB BEECH INC.

SPRUCE MERGER SUB INC.

SCHEDULE A

INFORMATION CONCERNING MEMBERS OF THE BOARDS OF DIRECTORS AND THE EXECUTIVE OFFICERS OF PURCHASER AND PARENT

1.	Directors and Executive Officers of Purchaser

The name, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the directors and executive officers of Purchaser are set forth below.

Name and Position	Citizenship	Business Address	Present Principal Occupation or Employment and Employment History
Joachim Creus, Director, President and Secretary	Belgium	5 rue Goethe L-1637 Luxembourg	Joachim Creus is General Counsel and Head of Tax of JAB Holding Company. Mr. Creus is Director and President of Purchaser and Director and President of Parent. Prior to joining the group, Mr. Creus was Tax Director of Siemens AG beginning in 2007.

David Bell, Director and Vice President	United States	2200 Pennsylvania Avenue NW Washington, DC 20037	David Bell is Head of M&A of JAB Holding Company. Mr. Bell is Vice President and Director of Purchaser and Vice President and Director of Parent. Prior to joining the group, Mr. Bell worked in Corporate Development at Mars, Inc. since 2008. Prior to joining Mars, Inc., Mr. Bell was Vice President, Investment Banking Consumer/Retail Industry Group at Goldman Sachs.

Axel Bhat, Director and Treasurer	France	2200 Pennsylvania Avenue NW Washington, DC 20037	Axel Bhat is Chief Financial Officer of JAB Holding Company. Mr. Bhat is Director of Parent. Before joining the group, Mr. Bhat was Chief Financial Officer for Arc International since 2005.

2.	Directors and Executive Officers of Parent

The name, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the directors and executive officers of Parent are set forth below.

Name and Position	Citizenship	Business Address	Present Principal Occupation or Employment and Employment History
Joachim Creus, Director and President	Belgium	5 rue Goethe L-1637 Luxembourg	Joachim Creus is General Counsel and Head of Tax of JAB Holding Company. Mr. Creus is Director and President of Purchaser and Director and President of Parent. Prior to joining the group, Mr. Creus was Tax Director of Siemens AG beginning in 2007.

David Bell, Director and Vice President	United States	2200 Pennsylvania Avenue NW Washington, DC 20037	David Bell is Head of M&A of JAB Holding Company. Mr. Bell is Vice President and Director of Purchaser and Vice President and Director of Parent. Prior to joining the group, Mr. Bell worked in Corporate Development at Mars, Inc. since 2008. Prior to joining Mars, Inc., Mr. Bell was Vice President, Investment Banking Consumer/Retail Industry Group at Goldman Sachs.

Name and Position	Citizenship	Business Address	Present Principal Occupation or Employment and Employment History

Markus Hopmann, Treasurer/Secretary	Germany	Ludwig-Bertram-Str. 8+10 D-67065 Ludwigshafen, Germany	Markus Hopmann is Head of Finance and Treasury of JAB Holding Company. Mr. Hopmann is Director, Treasurer and Secretary of Purchaser and Treasurer and Secretary of Parent. Prior to joining the group in 2007, Mr. Hopmann worked as a self-employed financial consultant in Frankfurt, Germany.

Axel Bhat, Director	France	2200 Pennsylvania Avenue NW Washington, DC 20037	Axel Bhat is Chief Financial Officer of JAB Holding Company. Mr. Bhat is Director of Parent. Before joining the group, Mr. Bhat was Chief Financial Officer for Arc International since 2005.

3.	Directors and Executive Officers of Forest

The name, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the directors and executive officers of JAB Forest B.V., a private limited liability company incorporated under the laws of the Netherlands, which is the parent company of Parent (“Forest”) are set forth below.

Name and Position	Citizenship	Business Address	Present Principal Occupation or Employment and Employment History
Joachim Creus, Managing Director	Belgium	5 rue Goethe L-1637 Luxembourg	Joachim Creus is General Counsel and Head of Tax of JAB Holding Company. Mr. Creus is Director and President of Purchaser and Director and President of Parent. Prior to joining JAB Holding Company, Mr. Creus was Tax Director of Siemens AG beginning in 2007.

Markus Hopmann, Managing Director	Germany	Ludwig-Bertram-Str. 8+10 D-67059 Ludwigshafen, Germany	Markus Hopmann is Head of Finance and Treasury of JAB Holding Company. Mr. Hopmann is Director, Treasurer and Secretary of Purchaser and Treasurer and Secretary of Parent.

Constantin Thun-Hohenstein, Managing Director	Austria	Rooseveltplatz 4–5 A-1090 Vienna, Austria	Constantin Thun-Hohenstein is Head of Accounting of Forest.

Andrea Oechsler-Steinhauser, Managing Director	Germany	Ludwig-Bertram-Str. 8+10 D-67059 Ludwigshafen, Germany	Andrea Oechsler-Steinhauser is Head of Treasury of Forest.

4.	Directors and Executive Officers of JAB Holdings

The name, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the directors and executive officers of JAB Holdings B.V., a private limited liability company incorporated under the laws of the Netherlands, which is the parent company of Forest (“JAB Holdings”) are set forth below.

Name and Position	Citizenship	Business Address	Present Principal Occupation or Employment and Employment History
Joachim Creus, Managing Director	Belgium	5 rue Goethe L-1637 Luxembourg	Joachim Creus is General Counsel and Head of Tax of JAB Holding Company. Mr. Creus is Director and President of Purchaser and Director and President of Parent. Prior to joining JAB Holding Company, Mr. Creus was Tax Director of Siemens AG beginning in 2007.

Markus Hopmann, Managing Director	Germany	Ludwig- Bertram-Str. 8+10 D-67059 Ludwigshafen, Germany	Markus Hopmann is Head of Finance and Treasury of JAB Holding Company. Mr. Hopmann is Director, Treasurer and Secretary of Purchaser and Treasurer and Secretary of Parent.

Constantin Thun-Hohenstein, Managing Director	Austria	Rooseveltplatz 4–5 A-1090 Vienna, Austria	Constantin Thun-Hohenstein is Head of Accounting of Forest.

5.	Principals, Directors and Executive Officers of JAB Holding Company

The name, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the principals, directors and executive officers of the JAB Holding Company s.à r.l., a private limited liability company incorporated under the laws of Luxembourg, which is the indirect parent company of JAB Holdings (“JAB Holding Company”) are set forth below.

Name and Position	Citizenship	Business Address	Present Principal Occupation or Employment and Employment History
Peter Harf, Senior Partner	Germany	Rooseveltplatz 4-5, Top 10, A 1090 Vienna, Austria	Peter Harf is the Senior Partner of JAB Holding Company, which he joined in 1988. Mr. Harf is also a Director and the former Chairman of Coty Inc., a global leader in beauty; Chairman of Labelux, a leather luxury goods company; Deputy Chairman of the Board of Reckitt Benckiser Group plc, a leading household and personal care products company; and co-founder and Vice Chairman of DKMS German Bone Marrow Donor Center. Mr. Harf served on the Board of Directors of Anheuser-Busch InBev SA/NV from 2002 through April 2012 and was the Chairman of that Board from 2006 through 2012. Mr. Harf also served on the Board of Directors of Burger King Holdings, Inc. from 2010 through 2012.

Bart Becht, Chairman	The Netherlands	Hillswood Drive, Hillswood Business Park Chertsey, Surrey KT 160RS	Bart Becht is the Chairman of JAB Holding Company, a position he has held since January 2012, and the Chairman of Coty Inc. since November 2011. Previously he was Chief Executive Officer of Reckitt Benckiser Group plc, a position he held for more than 13 years. Under his leadership, Reckitt Benckiser

Name and Position	Citizenship	Business Address	Present Principal Occupation or Employment and Employment History
became a global powerhouse of well-known household cleaning and health & personal care brands, and saw its market capitalization grow from $7 billion at the time of the merger in 1999 to almost $40 billion today. Mr. Becht is also a Director of Icon Aircraft, Inc.

Olivier Goudet, Chief Executive Officer	France	2200 Pennsylvania Avenue NW Washington, DC 20037	Olivier Goudet is the Chief Executive Officer of JAB Holding Company, a position he has held since June 2012. He started his professional career in 1990 at Mars Incorporated, serving on the finance team of the French business. After six years, he left Mars to join the VALEO Group, where he held several senior executive positions. In 1998, he returned to Mars, where he later became Chief Financial Officer in 2004. In 2008, his role was broadened and he was appointed Executive Vice President and CFO. In June 2012, he became an Advisor to the Board of Mars Incorporated. Olivier Goudet is also a member of the board of directors of Anheuser-Busch InBev SA/NV and serves as the Chairman of that company’s Audit Committee.

Markus Hopmann, Managing Director	Germany	Ludwig-Bertram-Str. 8+10 D-67059 Ludwigshafen, Germany	Markus Hopmann is Head of Finance and Treasury of JAB Holding Company. Mr. Hopmann is Director, Treasurer and Secretary of Purchaser and Treasurer and Secretary of Parent.

Joachim Creus, Managing Director	Belgium	26 Boulevard Royal L-2449 Luxembourg	Joachim Creus is General Counsel and Head of Tax of JAB Holding Company. Mr. Creus is Director and President of Purchaser and Director and President of Parent. Prior to joining JAB Holding Company, Mr. Creus was Tax Director of Siemens AG beginning in 2007.

6.	Directors and Executive Officers of Agnaten

The name, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the directors and executive officers of the Agnaten SE, a private company incorporated under the laws of Austria, which owns a majority interest in JAB Holding Company (“Agnaten”) are set forth below.

Name and Position	Citizenship	Business Address	Present Principal Occupation or Employment and Employment History
Peter Harf, Sole Managing Director	Germany	Rooseveltplatz 4-5, Top 10, A 1090 Vienna, Austria	Peter Harf is the Senior Partner of the JAB Holding Company, which he joined in 1988. Mr. Harf is also a Director and the former Chairman of Coty Inc., a global leader in beauty; Chairman of Labelux, a leather luxury goods company; Deputy Chairman of the Board of Reckitt Benckiser Group plc, a leading household and personal care products company; and co-founder and Vice Chairman of DKMS German Bone Marrow Donor Center. Mr. Harf served on the

Name and Position	Citizenship	Business Address	Present Principal Occupation or Employment and Employment History

Board of Directors of Anheuser-Busch InBev SA/NV from 2002 through April 2012 and was the Chairman of that Board from 2006 through 2012. Mr. Harf also served on the Board of Directors of Burger King Holdings, Inc. from 2010 through 2012.

Renate Reimann-Haas, Administrative Board Member (“Verwaltungsratsmitglieder”)	Austria	Rooseveltplatz 4-5, Top 10, A 1090 Vienna, Austria	Dr. Renate Reimann-Haas is a private investor and an Administrative Board Member of Agnaten.

Wolfgang Reimann, Administrative Board Member (“Verwaltungsratsmitglieder”)	Austria	Rooseveltplatz 4-5, Top 10, A 1090 Vienna, Austria	Dr. Wolfgang Reimann is a private investor and an Administrative Board Member of Agnaten.

Stefan Reimann-Andersen, Administrative Board Member (“Verwaltungsratsmitglieder”)	Austria	Rooseveltplatz 4-5, Top 10, A 1090 Vienna, Austria	Dr. Stefan Reimann-Andersen is a private investor and an Administrative Board Member of Agnaten.

Matthias Reimann-Andersen, Administrative Board Member (“Verwaltungsratsmitglieder”)	Austria	Rooseveltplatz 4-5, Top 10, A 1090 Vienna, Austria	Matthias Reimann-Andersen is a private investor and an Administrative Board Member of Agnaten.

The Letter of Transmittal, certificates for Shares and any other required documents should be sent by each stockholder of the Company or such stockholder’s broker, dealer, commercial bank, trust company or other nominee to the Depositary as follows:

The Depositary for the Offer is:

Computershare Trust Company, N.A.

By Mail:

Computershare Trust Company, N.A.

By Mail:

Computershare Trust Company, N.A.

Voluntary Corporate Actions

P.O. Box 43011, Providence, RI 02940-3011

By Overnight Courier:

Computershare Trust Company, N.A.

Voluntary Corporate Actions, 250 Royall Street, Suite V, Canton, MA 02021

Any questions or requests for assistance may be directed to the Information Agent at its telephone number and location listed below. Requests for additional copies of this Offer to Purchase and the Letter of Transmittal may be directed to the Information Agent at its telephone number and location listed below. You may also contact your broker, dealer, commercial bank or trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

480 Washington Blvd., 26th Floor

Jersey City, NJ 07310

Shareholders Call Toll-Free: (888) 867-6963

via email at EinsteinNoah@georgeson.com